Exhibit d

Province of Saskatchewan

Current Description

December 2009

[MAP]

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 17, 2009, the noon nominal rate for Canadian dollars ($), as reported by the Bank of Canada, was $1.0592 = 1.00 United States dollar (U.S. $).

        Tonnes as used in this document refers to metric tons. One tonne is equivalent to 1.102311 short tons.

        In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund. (Refer to page 17 for further information.)

        The Government uses accrual accounting. The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid. This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year. The General Revenue Fund follows the accrual method except for defined benefit pension plan costs. During 2008-09, the Government made a change in accounting policy to comply with the recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants for long-term debt. On the Statement of Financial Position, loans to Crown corporations and public debt (gross debt net of sinking funds) are now presented net of government business enterprise specific debt. Additionally, reimbursements of interest from Crown corporation general debt are no longer netted against debt servicing costs on the Statement of Operations. Prior to this change in accounting policy, public debt was presented on a gross basis on the Statement of Financial Position, and all reimbursements of interest from Crown corporations’ debt were netted against debt servicing costs. The 2007-08 amounts have been restated for this change in accounting policy.

        During 2008-09, the Government determined that agricultural land held for resale, previously presented as a financial asset, is more appropriately classified as tangible capital assets because this land is not expected to be sold within the next year. This change has been applied retroactively with restatement of the 2007-08 amounts.

        During 2008-09, the Government reclassified certain revenue categories, with restatement of 2007-08 amounts:

•	Corporation capital tax has been split into two components. Resource surcharge has been moved to non-renewable resources and the remaining component of corporation capital tax has been included with other taxes;
•	Liquor consumption tax has moved from sales tax to other taxes and sales tax has been renamed provincial sales tax; and
•	Crown land sales previously reported in oil revenues has been broken out.

        This document contains forward-looking statements which may be identified by their use of words like “plans,” “expected,” “will,” “project,” “estimated,” “forecast” or other words of similar meaning. All statements that address expectations or projections about the future are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. It cannot be guaranteed that these assumptions and expectations are accurate or will be realized.

The Canadian Dollar

        Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

        Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	2004	2005	2006	2007	2008	2009*
High	84.93	86.90	90.99	109.05	102.89	97.16
Low	71.59	78.72	85.28	84.37	77.11	76.92

Source: Bank of Canada – noon rate.
    * First ten months only.

i

PROVINCE OF SASKATCHEWAN

Summary Economic and Financial Statistics

        The following information is qualified in its entirety by the more detailed information contained in this document. See also “General Revenue Fund Supplementary Financial Information — Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position” commencing on page 34 for a discussion of the Provincial Auditor’s report accompanying the General Revenue Fund’s financial statements as at March 31, 2009, and for the year then ended.

	Calendar Year Ended December 31					Compound Annual
	2004	2005	2006	2007	2008	Growth Rate 2004-2008
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$40,281	$43,797	$46,135	$51,228	$64,316	12.4%
Farm Cash Receipts	$5,892	$6,210	$6,627	$7,730	$9,433	12.5
Mineral Sales	$10,400	$12,456	$12,750	$14,320	$23,647	22.8
Manufacturing Shipments	$9,141	$9,614	$9,865	$10,305	$12,248	7.6
Exports	$26,854	$30,354	$31,795	$35,352	$46,619	14.8
Personal Income	$27,251	$27,830	$29,336	$32,003	$35,963	7.2
Population at July 1 (Thousands)	997	994	992	1,000	1,014	0.4
Unemployment Rate	5.4%	5.1%	4.7%	4.2%	4.1%	n.a.
Change in Consumer Price Index [1]	2.2%	2.2%	2.0%	2.9%	3.2%	n.a.
[1] 2002 = 100
n.a. = not applicable

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009	Estimate 2010
	(Millions)
Government Finances - General Revenue Fund
Budgetary surplus (deficit) [1]	$383	$400	$293	$641	$2,389	$425
Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	2	2	3	2	5	3
Amortization of Capital Assets	104	135	152	148	167	159
Loss on loans and investments	2	2	1	9	1	0
Net change in non-cash operating activities	231	6	(17)	228	(115)	(216)
Earnings retained in sinking funds	(43)	(63)	(46)	(46)	(79)	(99)
Adjustment to accumulated deficit	(6)	11	0	0	0	0
Capital Activities
Cash (used for) Acquisition of capital assets	(150)	(218)	(248)	(278)	(342)	(466)
Investing Activities
Cash provided by (used for) investing activities	(167)	(102)	(29)	(283)	(1,758)	(53)
Cash Provided (Required)	$356	$173	$109	$421	$268	$(247)

[1]	For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1-9 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position for the five years ended March 31, 2009, under “General Revenue Fund Supplementary Financial Information,” commencing on page 34.

ii

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009
	(Millions)
Debt - General Revenue Fund
Gross Debt	$12,073	$11,933	$12,057	$11,578	$11,066
Less: Equity in Sinking Funds	(944)	(1,105)	(1,255)	(1,359)	(3,364)
Guaranteed Debt	56	46	34	25	20
Total General Revenue Fund Debt	$11,185	$10,874	$10,836	$10,244	$7,722

        In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated. Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted. Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

        The Province of Saskatchewan (Saskatchewan or the Province) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada. With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

        The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

        The population of Saskatchewan was approximately 1,030,129 on July 1, 2009, compared with approximately 1,013,620 on July 1, 2008 and 1,017,332 on July 1, 1998. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 206,716 on July 1, 2008, and Saskatoon, with a population of approximately 250,434 as of the same date.

        The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population		Area
1,030,129 (July 1, 2009)		Land:
		•	570,700 square kilometres
Major Urban Centres			(220,350 square miles)
Regina		Fresh Water:
Capital of Saskatchewan		•	81,630 square kilometres
• 206,716 (July 1, 2008)*			(31,520 square miles)
Saskatoon		Total:
• Centre for Saskatchewan's		•	652,330 square kilometres
resource-based and advanced			(251,870 square miles)
technology industries		Farm Land:
• 250,434 (July 1, 2008)*		•	268,655 square kilometres
(103,730 square miles)
Population Density		Cultivated Farm Land:
1 person per 0.66 square		•	202,470 square kilometres
kilomtere (0.25 per square mile)			(78,170 square miles)
Commercial Forests:
Mean Temperatures Range (Regina)		•	126,300 square kilometres
January	-11 to -22 degrees Celsius		(48,760 square miles)
July	26 to 12 degrees Celsius

Mean Precipation (Regina)
January	15 millimetres
July	59 millimteres
Year	364 millimetres

* Post-census adjusted data for 2009 for Regina and Saskatoon are not yet available.
Sources: Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

        Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

        Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

        Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

        The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

        The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and the Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

        Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on November 7, 2007, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. The representation in the Legislative Assembly at November 17, 2009 was as follows: Saskatchewan Party, 38 seats; and, New Democratic Party, 20 seats.

OVERVIEW OF THE ECONOMY

Introduction

        Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. The Province’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

        Saskatchewan’s economy grew at an annual real rate of 3.9 percent in 2008 largely due to strong personal consumption, business investments and a record harvest. Canada’s real Gross Domestic Product (GDP) increased by 0.5 per cent in the same year. Due in large part to strong commodity prices, Saskatchewan’s nominal GDP grew by 25.5 per cent last year.

        Mining is the largest sector among Saskatchewan’s goods-producing industries. The dominant mineral products of the Province include crude oil, potash, natural gas and uranium. The number of oil wells drilled increased by 23.1 per cent and the value of oil sales increased by 59.0 per cent in 2008 because of stronger oil prices. The value of natural gas sales increased by 13.9 per cent as a result of higher natural gas prices in 2008 while the number of gas wells drilled rose by 5.8 per cent in 2008. Potash sales rose by 144.3 per cent in 2008 primarily reflecting strong sales and high prices.

        Manufacturing is the second largest sector of Saskatchewan’s goods-producing industries. In 2008, Saskatchewan’s manufacturing shipments increased by 18.9 per cent.

        Agriculture is the third largest sector among Saskatchewan’s goods-producing industries. Saskatchewan farmers harvested 29.8 million tonnes of the major grains and oilseeds in 2008, about 26.3 per cent higher than the harvest in 2007.

        Saskatchewan farm cash receipts amounted to $9.4 billion in 2008, up 22.0 per cent from 2007. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $1.6 billion reflecting higher crop receipts.

        Retail sales increased by 10.6 per cent in 2008 while wholesale trade increased 40.9 per cent in the same year. New vehicle sales went up by 8.6 per cent in 2008.

        Saskatchewan’s employment level increased by 2.2 per cent or 11,000 jobs in 2008. In Canada, employment increased by 1.5 per cent or 259,500 jobs in the same year.

        Saskatchewan’s unemployment rate averaged 4.1 per cent in 2008. The national unemployment rate averaged 6.1 per cent in the same year.

        The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 3.2 per cent in 2008 compared to Canada’s inflation rate of 2.4 per cent.

        The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2008.

Summary of Economic Indicators
	Calendar Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008

Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$40,281	$43,797	$46,135	$51,228	$64,316	12.4%
Annual Rate of Change	9.4%	8.7%	5.3%	11.0%	25.5%	n.a.
Per Capita	$40,384	$44,080	$46,501	$51,221	$63,452	12.0%
Chained 2002 Dollars (Millions)	$38,013	$39,500	$39,386	$40,098	$41,646	2.3%
Annual Rate of Change	4.8%	3.9%	(0.3)%	1.8%	3.9%	n.a.
Per Capita	$38,110	$39,755	$39,699	$40,092	$41,086	1.9%
Gross Domestic Product - Canada
Current Market Prices (Millions)	$1,290,906	$1,372,626	$1,450,490	$1,535,646	$1,602,474	5.6%
Annual Rate of Change	6.4%	6.3%	5.7%	5.9%	4.4%	n.a.
Per Capita	$40,416	$42,568	$44,526	$46,631	$48,083	4.4%
Chained 2002 Dollars (Millions)	$1,211,239	$1,246,064	$1,284,819	$1,319,681	$1,325,718	2.3%
Annual Rate of Change	3.1%	2.9%	3.1%	2.7%	0.5%	n.a.
Per Capita	$37,922	$38,643	$39,441	$40,073	$39,779	1.2%
Consumer Price Index [1]
(Annual Percentage Change)
Saskatchewan	2.2%	2.2%	2.0%	2.9%	3.2%	n.a.
Canada	1.8%	2.2%	2.0%	2.1%	2.4%	n.a.
Population (July 1)(Thousands)
Saskatchewan	997	994	992	1,000	1,014	0.4%
Canada	31,941	32,245	32,576	32,932	33,327	1.1%
Unemployment Rate
Saskatchewan	5.4%	5.1%	4.7%	4.2%	4.1%	n.a.
Canada	7.2%	6.8%	6.3%	6.0%	6.1%	n.a.
[1] 2002 = 100 n.a. = not applicable Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

        Saskatchewan’s real GDP measured in chained 2002 dollars increased at a compound average annual rate of 2.3 per cent in the period from 2004 to 2008. Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 12.4 per cent in the same period. In 2008, Saskatchewan’s real GDP increased by 3.9 per cent.

        The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 2002 dollars for the five years ended December 31, 2008.

Gross Domestic Product
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Millions)

Gross Domestic Product
Current Market Prices
Personal Expenditure on Goods
and Services	$21,006	$21,976	$23,222	$25,183	$27,346	6.8%
Government Expenditure on Goods
and Services	8,253	8,698	9,358	9,868	10,550	6.3%
Gross Fixed Capital Formation	7,619	9,069	10,511	11,030	13,162	14.6%
Value of Physical Change in Inventories:
Non-Farm	368	275	806	849	(203)	n.a.
Farm Inventories and Grain in
Commercial Channels	733	600	(722)	(577)	1,282	n.a.
Exports of Goods and Services	26,854	30,354	31,795	35,352	46,619	14.8%
Less: Imports of Goods and Services	25,058	27,411	29,220	30,872	34,501	8.3%
Residual Error and Adjustment	506	236	385	395	61	n.a.
Total	$40,281	$43,797	$46,135	$51,228	$64,316	12.4%
Gross Domestic Product
Chained 2002 Dollars
Personal Expenditure on Goods
and Services	$20,230	$20,813	$21,636	$23,011	$24,280	4.7%
Government Expenditure on Goods
and Services	7,813	8,002	8,330	8,522	8,784	3.0%
Gross Fixed Capital Formation	7,643	8,917	10,098	9,968	11,212	10.1%
Value of Physical Change in Inventories:
Non-Farm	451	364	755	794	(237)	n.a.
Farm Inventories and Grain in
Commercial Channels	865	1,382	(646)	(271)	1,561	n.a.
Exports of Goods and Services	25,964	26,930	26,959	27,430	27,559	1.5%
Less: Imports of Goods and Services	25,320	26,819	28,516	30,093	31,620	5.7%
Residual Error and Adjustment	483	214	335	314	36	n.a.
Total	$38,013	$39,500	$39,386	$40,098	$41,646	2.3%
n.a. = not applicable
Note: Components may not add due to use of chained fisher price methodology.
Source: Saskatchewan Bureau of Statistics

Capital Expenditure

        Gross fixed capital formation increased at a compound average annual rate of 14.6 per cent over the period from 2004 to 2008. Investment in transportation and warehousing increased by 43.0 per cent; manufacturing by 36.3 per cent; construction, 19.5 per cent; and information and cultural services, 17.0 per cent.

        The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2008.

Gross Fixed Capital Formation
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Millions)

Agriculture [1]	$680	$733	$556	$568	$536	(5.8)%
Mining [2]	2,355	3,183	4,037	3,533	3,695	11.9
Construction	71	87	97	113	145	19.5
Manufacturing	253	297	435	448	874	36.3
Transportation & Warehousing	358	375	451	698	1,497	43.0
Information and Cultural Services	209	247	387	324	391	17.0
Utilities	376	634	432	495	687	16.3
Retail and Wholesale Trade	334	353	387	369	378	3.1
Finance and Insurance [3]	1,958	2,037	2,325	2,950	3,464	15.3
Commercial Services	184	187	226	253	243	7.2
Institutions	308	311	458	421	309	0.1
Public Administration	532	626	719	858	943	15.4
Total	$7,618	$9,070	$10,510	$11,030	$13,162	14.6%
[1] Includes forestry, fishing, trapping and hunting.
[2] Includes oil and natural gas extraction, potash, uranium and other minerals.
[3] Includes real estate and other services not shown above.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics

Exports and Imports

        Crude oil, manufactured goods, grains and potash are Saskatchewan’s principal exports, accounting for 28.6 per cent, 12.8 per cent, 12.9 per cent and 16.0 per cent, respectively, of total exports in 2008. For the five years ended December 31, 2008, total exports increased by an average of 14.8 per cent per year while imports increased by an average of 8.3 per cent per year.

        The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2008.

Trade with the Rest of Canada and Abroad
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Millions)

Exports
Grain	$2,903	$2,640	$3,479	$5,141	$6,024	20.0%
Crude Oil	5,718	7,115	8,132	8,360	13,348	23.6
Potash	2,167	2,697	2,209	3,056	7,465	36.2
Manufactured Goods	4,147	4,722	4,984	5,102	5,969	9.5
Other	11,919	13,180	12,991	13,693	13,813	3.8
Total Exports	$26,854	$30,354	$31,795	$35,352	$46,619	14.8

Imports
Crude Oil	$1,042	$1,272	$1,334	$1,161	$1,900	16.2%
Manufactured Goods	5,832	6,014	6,204	6,318	6,949	4.5
Other	18,184	20,125	21,682	23,393	25,652	9.0
Total Imports	$25,058	$27,411	$29,220	$30,872	$34,501	8.3%
Source: Saskatchewan Bureau of Statistics

Labour Force and Employment

        Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2008. The national unemployment rate stood at 6.1 per cent in 2008, while Saskatchewan’s unemployment rate was 4.1 per cent in the same year.

        In the first ten months of 2009, Saskatchewan’s seasonally adjusted unemployment rate has averaged 4.8 per cent, compared to the national average unemployment rate of 8.2 per cent over the same period. Thus far, total employment in the Province has increased by about 9,400 compared with the same period last year.

        The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2008.

Labour Force Statistics
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Thousands, Except Percentages)

Labour Force
Saskatchewan	507	509	516	524	535	1.0%
Canada	17,182	17,343	17,593	17,946	18,245	1.4%

Employed
Saskatchewan	480	483	492	502	513	1.7%
Canada	15,947	16,170	16,484	16,866	17,126	1.8%

Unemployed
Saskatchewan	27	26	24	22	22	(5.1)%
Canada	1,235	1,173	1,108	1,079	1,119	(2.4)%

Unemployment Rate
Saskatchewan	5.4%	5.1%	4.7%	4.2%	4.1%	n.a.
Canada	7.2%	6.8%	6.3%	6.0%	6.1%	n.a.

Participation Rate
Saskatchewan	67.9%	68.1%	69.1%	69.7%	69.7%	n.a.
Canada	67.5%	67.2%	67.2%	67.6%	67.8%	n.a.
n.a. = not applicable
Source: Statistics Canada.

        Approximately 33,000 net new jobs were created in the Province in the period from 2004 to 2008. Construction, mining and public administration were the leaders in terms of job creation during the period in review.

        The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Thousands)

Goods-Producing Industries
Agriculture	47	47	48	44	41	(3.2)%
Mining	19	19	22	22	25	7.4
Construction	24	26	30	32	37	11.2
Manufacturing	29	30	29	31	31	1.8
Subtotal	118	122	128	129	134	3.1

Service Industries
Transportation, Communication,
Utilities and Storage	28	29	30	29	30	1.8
Wholesale and Retail Trade	77	78	79	83	83	2.1
Finance, Insurance and Real Estate	27	26	26	27	28	1.5
Business and Community Services	204	201	201	208	208	0.5
Public Administration	26	27	28	28	29	3.1
Subtotal	361	362	363	373	379	1.2
Total	480	483	492	502	513	1.7%
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics

Personal Income

        Saskatchewan personal income increased at a compound average annual rate of 7.2 per cent over the period from 2004 to 2008. The following table sets forth personal income for Saskatchewan for the five years ended December 31, 2008.

Personal Income
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Millions)

Wages, Salaries and Supplementary
Labour Income	$16,689	$17,622	$19,221	$20,712	$22,454	7.7%
Net Income Received by Farm Operators
from Farm Production	786	259	(335)	15	1,585	n.a.
Net Income of Non-Farm Unincorporated
Business [1]	2,108	2,159	2,232	2,393	2,746	6.8
Interest, Dividends and Miscellaneous
Investment Income	2,887	2,978	3,179	3,529	3,697	6.4
Others	4,781	4,812	5,039	5,354	5,481	3.5
Total	$27,251	$27,830	$29,336	$32,003	$35,963	7.2%
[1] Includes rent.
n.a. = not applicable
Source: Saskatchewan Bureau of Statistics.

Economic Structure

        The following table sets forth Saskatchewan’s real GDP at basic prices by industry for the five years ended December 31, 2008.

Gross Domestic Product at Basic Prices by Industry in Millions of Chained 2002 Dollars
	Year Ended December 31					Per Cent of 2008	Compound Annual Growth Rate
	2004	2005	2006	2007	2008	Total	2004-2008
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$3,820	$4,224	$3,942	$3,790	$4,407	10.9%	3.6%
Mining [1]	6,123	5,954	5,385	5,490	5,525	13.7%	(2.5)%
Utilities	910	912	949	978	968	2.4%	1.6%
Manufacturing	2,650	2,833	2,836	2,851	3,010	7.5%	3.2%
Construction	1,705	1,994	2,225	2,145	2,481	6.2%	9.8%
Subtotal	$15,207	$15,916	$15,337	$15,254	$16,390	40.7%	1.9%

Services Industries
Transportation and Warehousing	$2,169	$2,180	$2,257	$2,284	$2,258	5.6%	1.0%
Finance, Insurance and
Real Estate	5,246	5,385	5,559	5,746	5,964	14.8%	3.3%
Wholesale and Retail Trade	3,654	3,808	4,014	4,586	5,008	12.4%	8.2%
Information & Cultural Industries	890	895	913	955	988	2.5%	2.6%
Services	6,877	7,092	7,271	7,444	7,688	19.1%	2.8%
Public Administration	1,836	1,852	1,904	1,921	1,962	4.9%	1.7%
Subtotal	$20,671	$21,211	$21,918	$22,938	$23,868	59.3%	3.7%
Gross Domestic Product at
Basic Prices	$35,879	$37,127	$37,255	$38,192	$40,258	100.0%	2.9%
[1] Includes oil, potash, uranium, natural gas and other minerals.
Note: Components may not add due to use of chained fisher dollar methodology. GDP at basic prices and GDP at market prices differ by the amount of "indirect taxes net of subsidies on products."
Source: Statistics Canada.

Agriculture

        Based on the 2006 Census of Agriculture, Saskatchewan has 44,329 farms with an average size of 1,449 acres. With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

        Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. Between 1999 and 2008, wheat accounted for 31.4 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2008, wheat’s share accounted for 25.6 per cent of the total Saskatchewan crop harvest. Other major grains and oilseeds such as durum, barley and canola accounted for 46.7 per cent of total crop production in 2008. Specialty crops such as mustard, lentils and peas accounted for 27.7 per cent of the total harvest in 2008.

Crop Production

	Calendar Year Ended December 31										1999 to 2008 10 year
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	Average
	(Millions of Tonnes)
Wheat	10.4	8.7	7.4	4.5	7.0	7.8	8.1	8.4	6.0	8.0	7.6
Durum	3.4	4.8	2.5	2.9	3.2	3.8	4.9	2.7	3.0	4.4	3.6
Barley	4.9	5.3	3.7	2.5	4.4	4.7	5.0	3.4	3.9	4.6	4.2
Canola	4.0	3.4	2.2	1.8	2.7	2.9	4.5	3.7	4.1	5.6	3.5
Specialty Crops [1]	2.8	3.3	2.1	1.5	2.2	3.7	3.8	2.8	3.3	4.0	2.9
Other [2]	2.6	2.5	2.0	1.7	1.7	1.9	2.6	2.8	3.2	3.1	2.4
Total	28.2	28.0	19.8	14.9	21.1	24.7	28.8	23.8	23.6	29.8	24.3

[1] Includes mustard, sunflowers, lentils, field peas and canary seed.
[2] Includes oats, fall rye, spring rye, flax and mixed grain.
Source: Statistics Canada.
Note: Components may not add due to rounding.

        Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

        Farm cash receipts from crop production totalled $7.0 billion in 2008, with wheat, durum and canola accounting for $4.7 billion, or 67.0 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from the sale of livestock and livestock products amounted to $1.7 billion in 2008, with cattle and calves accounting for $1.1 million, or 64.4 per cent, of the year’s total cash receipts from livestock sales.

        Total farm cash receipts reached $9.4 billion in 2008, up 22.0 per cent from 2007.

        The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2008.

Farm Cash Receipts
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Millions)

Crops
Wheat and Durum	$1,294	$1,084	$1,329	$2,037	$2,738	20.6%
Canola	734	701	1,117	1,472	1,997	28.4
Barley	283	252	230	361	433	11.2
Other Crops [1]	944	1,055	957	1,296	1,901	19.1
Subtotal	$3,255	$3,092	$3,633	$5,166	$7,070	21.4

Livestock & Livestock Products
Cattle & Calves	$827	$1,183	$1,126	$1,093	$1,112	7.7
Hogs	316	301	287	261	253	(5.4)
Other Livestock and Livestock Products [2]	305	310	313	339	361	4.3
Subtotal	$1,447	$1,794	$1,727	$1,693	$1,726	4.5

Supplementary, Deficiency, Stablization,
Insurance and Other Payments	$1,190	$1,323	$1,267	$871	$637	(14.4)
Total Farm Cash Receipts	$5,892	$6,210	$6,627	$7,730	$9,433	12.5%
[1] Includes net deferments.
[2] Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note: Components may not add due to rounding.
Source: Statistics Canada.

        Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $7.0 billion in 2008, up 36.9 per cent from 2007 due to improved crop quality and higher prices. Farm cash receipts from livestock sales amounted to $1.7 billion in the same year, up 1.9 per cent from 2007. Government payments in 2008 amounted to $637 million, down 26.9 per cent from the amount provided by both the federal and provincial governments to farmers in 2007.

        Saskatchewan’s 2008 realized net farm income amounted to $1.6 billion, compared with $857.6 million in 2007 reflecting higher crop sales. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

        In 2008, the total value of mineral sales amounted to $23.6 billion, an increase of 65.1 per cent from the prior year. Crude oil, natural gas and potash accounted for 94.9 per cent of the total value of mineral sales in 2008.

        In the first seven months of 2009, the value of oil sales decreased by 46.0 per cent while the value of natural gas sales dropped by 55.2 per cent due to lower selling prices. The value of potash sales also declined by 58.4 per cent over the same period.

        The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2008.

Mineral Sales
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Millions of Dollars Unless Otherwise Indicated)

Value of Mineral Sales
Oil	$5,640	$6,682	$7,879	$8,376	$13,321	24.0%
Natural Gas	1,646	2,103	1,659	1,451	1,653	0.1%
Potash	2,168	2,697	2,210	3,056	7,465	36.2%
Other [1]	946	975	1,002	1,437	1,208	6.3%
Total	$10,400	$12,456	$12,750	$14,320	$23,647	22.8%

Volume of Mineral Sales
Oil (millions of barrels)	155	153	156	156	160	0.9%
Natural Gas (millions of cubic metres)	7,283	7,220	7,098	6,400	5,869	(5.3)%
Potash (thousands of tonnes)	9,998	9,539	8,210	10,661	10,162	0.4%
[1] Other includes Uranium, Gold, Sodium Sulphate, Salt, Coal, and Base Metals and Bentonite.
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Industry and Resources.

        Oil.    Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the Province are estimated to be 1.2 billion barrels of crude oil.

        The volume of Saskatchewan oil sales increased at a compound annual rate of 0.9 per cent from 2004 to 2008 while the value of oil sales increased by 24.0 per cent in the same period.

        Saskatchewan crude oil production is of light, medium and heavy gravity. Approximately 15 to 20 per cent of Saskatchewan’s crude is sold within the Province (primarily to the NewGrade Upgrader, Husky Upgrader and Moose Jaw Asphalt plant) while 10 to 15 per cent is sold to refineries in Eastern Canada. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent.)

        Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil. The NewGrade Upgrader has an operating capacity of approximately 60,000 barrels per day while the Husky Upgrader has the capacity to upgrade approximately 82,000 barrels per day.

        In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements. For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan. The oil industry in the Province invested approximately $13.6 billion in the period from 2004 to 2008 exploring for and developing oil reserves. From 2004 to the end of 2008, 11,208 oil wells were drilled in Saskatchewan. In 2008, 2,824 oil wells were drilled in the Province.

        Natural Gas.    The volume of Saskatchewan natural gas sales decreased at a compound average annual rate of 5.3 per cent from 2004 to 2008, while the value of natural gas sales increased by 0.1 per cent in the same period. The natural gas industry in the Province invested approximately $1.5 billion in the period from 2004 to 2008 exploring for and developing natural gas reserves. During this period, 7,624 natural gas wells were drilled. In 2008, 1,221 gas wells were drilled in the Province.

        Potash.    Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

        In recent years, Saskatchewan potash production has accounted for about 30 per cent of the world’s output. Approximately 40 per cent of Saskatchewan’s potash production is exported to the United States. The value of Saskatchewan potash sales in 2008 increased by 144.3 per cent to $7.5 billion. The Saskatchewan government implemented changes in 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the industry is expected to spend $9.4 billion by 2020 to increase potash production capacity by about 88 per cent.

        Uranium.    In 2008, Saskatchewan was the world’s largest producer of uranium and contains high grade, low cost uranium resources. Uranium was produced at three facilities (McArthur River-Key Lake, Rabbit Lake and McClean Lake) located in northern Saskatchewan.

        Current and planned expansion of the Province’s uranium supply capability includes the McClean Lake, McArthur River and Rabbit Lake mines and the Midwest and Cigar Lake projects.

        McClean Lake, the Province’s newest facility, commenced production in 1999. In 2008, McClean Lake completed mining at the Sue B pit and continued production of stockpiled ore from the Sue E and Sue B deposits in 2009. Mining authorization for the McClean North deposits has been granted and the Caribou deposit was deferred due to economic conditions but continues in the regulatory review process. Future ore supply sources are being evaluated.

        The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. In 2008, scheduled mill maintenance decreased production which is forecast to return to full capacity in 2009. An application to expand production capacity at Key Lake and McArthur River is under regulatory review.

        The Rabbit Lake mine returned to production in 2002 following a two-year shutdown. With the identification of additional reserves, production will gradually decrease from current levels by 2014 as the mill converts to the processing of Cigar Lake ore.

        Of the future mine expansion projects, Cigar Lake and Midwest received initial environmental assessment approval in March 1998 but did not proceed due to market conditions. Cigar Lake was granted a full construction license to proceed in December 2004. In 2006 and 2008, Cigar Lake experienced water inflows and the mine was allowed to flood. The initial forecast production date of 2007 is expected to be delayed until 2012 as remediation activities continue. In June 2006, it was announced that the Midwest project would proceed. In November 2008, the project was deferred due to economic conditions but continues in the environmental review process and is currently forecast to begin production in 2012.

Manufacturing

        The value of Saskatchewan’s manufacturing shipments reached $12.2 billion in 2008, up 18.9 per cent from 2007.

        Manufacturing activity has been traditionally based on agriculture. Food processing is the largest component of the manufacturing sector, accounting for about 21.7 per cent of total manufacturing activity in 2008. Saskatchewan’s manufacturing sector also produces farm machinery and chemical products. The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan’s manufacturing sector.

        Saskatchewan’s high technology industry is centred in Saskatoon. Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments
	Year Ended December 31					Compound Annual Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(Millions)

Food Processing	$2,149	$2,049	$2,351	$2,450	$2,654	5.4%
Wood	680	789	544	297	230	(23.8)%
Metal Fabrication	499	534	675	701	810	12.9%
Machinery	736	783	796	1,006	1,209	13.2%
Chemical Products	900	934	946	1,105	1,390	11.5%
Other	4,177	4,525	4,554	4,746	5,957	9.3%
Total	$9,141	$9,614	$9,865	$10,305	$12,248	7.6%
Note: Components may not add due to rounding.
Source: Statistics Canada. Data for chemicals and chemical products, electrical and electronic products are not available from Statistics Canada. These data are now included in Other.

Service Industries

        The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 73.9 per cent of total employment in the Province in 2008.

        This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

        Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

        Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 14.8 per cent of the entire Saskatchewan economy in 2008. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

        The Saskatchewan Government (Government) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

        The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly. The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise. Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

        The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible. Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements. The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund. See the “Government of Saskatchewan Summary Financial Statements” contained within Exhibit (e) Volume 1 of the Public Accounts.

        A variety of special purpose and other funds are administered by the Government. Included within these funds are pension plans, funds held in trust for third parties under various arrangements and special purpose funds. The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

        The General Revenue Fund’s fiscal year begins on April 1 and ends on March 31. Revenue and expenses are recorded on an accrual basis except for defined benefit pension plan costs.

        During 2008-09, the Government made a change in accounting policy to comply with the recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants for long-term debt. On the Statement of Financial Position, loans to Crown corporations and public debt (gross debt net of sinking funds) are now presented net of government business enterprise specific debt. Additionally, reimbursements of interest from Crown corporation general debt are no longer netted against debt servicing costs on the Statement of Operations. Prior to this change in accounting policy, public debt was presented on a gross basis on the Statement of Financial Position, and all reimbursements of interest from Crown corporations’ debt were netted against debt servicing costs. The 2007-08 amounts have been restated for this change in accounting policy.

        During 2008-09, the Government determined that agricultural land held for resale, previously presented as a financial asset, is more appropriately classified as tangible capital assets because this land is not expected to be sold within the next year. This change has been applied retroactively with restatement of the 2007-08 amounts.

        During 2008-09, the Government reclassified certain revenue categories, with restatement of 2007-08 amounts:

•	Corporation capital tax has been split into two components. Resource surcharge has been moved to non-renewable resources and the remaining component of corporation capital tax has been included with other taxes;
•	Liquor consumption tax has moved from sales tax to other taxes and sales tax has been renamed provincial sales tax; and
•	Crown land sales previously reported in oil revenues has been broken out.

        Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year for the General Revenue Fund. The estimates of expenses in each fiscal year are voted by the Legislative Assembly, with the exception of those expenses for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

        The accounts and financial statements of the Province are examined by the Provincial Auditor who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

General Revenue Fund Statement of Cash Requirements and Financing

        The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2009, and the Budget Estimate for fiscal year 2010.

General Revenue Fund Statement of Cash Requirements and Financing
	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009	Estimated 2010
	(Millions)
Cash Requirements
Operating Activities
Revenue	$7,792	$8,217	$8,643	$9,866	$12,325	$10,661
Expenditures	7,027	7,678	8,245	8,583	10,355	10,245
Transfers (to) from Fiscal Stabilization Fund	(382)	(139)	0	642	0	0
Transfers (to) from Saskatchewan Infrastructure Fund	0	0	(105)	0	0	0
Transfers (to) from Growth and Financial Security Fund	--	--	--	--	419	9
Budgetary Surplus (Deficit) [1]	383	400	293	641	2,389	425
Add (deduct) Non-Cash Items
Amortization of Foreign Exchange Gains and Losses	2	2	3	2	5	3
Amortization of Capital Assets	104	135	152	148	167	159
Loss on Loans and Investments	2	2	1	9	1	0
Net Change in Non-Cash Operating Activities	231	6	(17)	228	(115)	(216)
Earnings Retained in Sinking Funds	(43)	(63)	(46)	(46)	(79)	(99)
Adjustment to Accumulated Deficit	(6)	11	0	0	0	0
Cash provided by (used for) Operating Activities	673	493	386	982	2,368	272
Capital Activities
Acquisition of Capital Assets	(150)	(218)	(248)	(278)	(342)	(466)
Investing Activities
Receipts	450	465	270	124	565	1,141
Disbursements	617	567	299	407	2,323	1,194
Cash (required for) provided by
Investing Activities	(167)	(102)	(29)	(283)	(1,758)	(53)
Cash provided (required)	$356	$173	$109	$421	$268	$(247)
Financing Activities
Proceeds from Debt	$986	$829	$1,421	$558	$32	$1,190
Repayment of Debt	(1,395)	(1,014)	(1,293)	(646)	(755)	(960)
Proceeds from (repayment of) Debt	(409)	(185)	128	(88)	(723)	230
Increase (decrease) in Deposits Held	411	179	(850)	74	209	0
Decrease (increase) in Cash & Temporary Investments	(358)	(167)	613	(407)	246	17
Total Financing	$(356)	$(173)	$(109)	$(421)	$(268)	$247
[1] See Notes 1-9 commencing on page 34.

Fiscal Year 2009 Results

        On June 25, 2009, the Minister of Finance released the financial results for the General Revenue Fund (GRF) for the fiscal year ended March 31, 2009.

        Total General Revenue Fund (GRF) revenue of $12,325.1 million for the fiscal year ended March 31, 2009 increased by $2,459.4 million, or 24.9 per cent, from the previous fiscal year. The increase in revenue is due primarily to increased non-renewable resource revenue, along with smaller increases in revenues from Government entity transfers, other own-sources and federal transfers. General Revenue Fund expense (operating expenses including debt servicing expenses) of $10,355.1 million increased by $1,772.3 million, or 20.6 per cent, over the previous year primarily due to spending increases in: Health; Education; Advanced Education, Employment and Labour; Municipal Affairs; Highways and Infrastructure; and a transfer to the Crown Investments Corporation of Saskatchewan of funds provided by the federal government for carbon capture projects. In addition, the GRF received a net transfer of $418.9 million from the Growth and Financial Security Fund (GFSF) that was established by legislation on May 14, 2008. This net transfer was made up of a $985.0 million transfer from the GRF to GFSF (equal to 50 per cent of the GRF pre-transfer surplus as required by The Growth and Financial Security Act) and a transfer of $1,403.9 million back from the GFSF to the GRF for the purpose of debt reduction. As a result, the General Revenue Fund recorded a surplus of $2,388.9 million for fiscal year 2009, compared to a GRF surplus of $641.4 million for fiscal year 2008.

        At March 31, 2009, gross debt of the General Revenue Fund was $11,065.8 million compared to $11,577.9 million at March 31, 2008. Approximately 64 per cent of the General Revenue Fund’s gross debt at March 31, 2009 was incurred for general government purposes while 36 per cent was incurred for and reimbursable from Crown corporations. Crown corporation debt at March 31, 2009 was incurred for general Crown purposes (15 per cent) and for Government Business enterprises (85 per cent). Approximately 97 per cent of the General Revenue Fund’s gross debt was denominated in Canadian dollars while about 3 per cent was denominated in United States dollars at March 31, 2009.

        During fiscal year 2009, the General Revenue Fund issued and sold $3.3 million in medium and long term debentures for general government purposes. During fiscal year 2009, the General Revenue Fund redeemed outstanding debentures issued for general government purposes totalling $417.6 million, decreased short term debt by $113.3 million and transferred $270.0 million in long term debentures originally issued for general government purposes to Crown corporations in lieu of issuing new debt in the capital markets for Crown corporation purposes. During the same period, the General Revenue Fund issued and sold $290.5 million in medium and long term debentures for Crown corporations, decreased short term debt by $162.5 million for Crown corporations and redeemed $176.4 million of debentures issued for Crown corporations. Also during the same period, the General Revenue Fund transferred $270.0 million in long term debentures to Crown corporations as noted above. The General Revenue Fund’s sinking funds totalled $3,364.2 million at March 31, 2009. Contributions to the General Revenue Fund’s sinking funds amounted to $1,943.6 million in fiscal year 2009.

        Guaranteed debt of the General Revenue Fund was $20.3 million at March 31, 2009, compared to $25.2 million at March 31, 2008.

Fiscal Year 2010 Budget Estimate

        On March 18, 2009, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2010. The Budget Estimates for the General Revenue Fund for fiscal year 2010 (the Budget) project total revenue of $10,660.8 million, total expenses of $10,245.4 million, a net transfer from the GFSF to the GRF of $9.1 million, and a budgetary surplus of $424.5 million. This is estimated to be the sixteenth consecutive balanced budget for the Province since fiscal year 1995. Net cash required for operations and investments for fiscal year 2010 is estimated to be $247.0 million.

        Expense in the 2009-10 Budget is estimated to be up by $1,128.5 million, or 12.4 per cent, from the 2008-09 Budget. This increase was applied primarily in the areas of: Education and Advanced Education, Employment and Labour ($291.0 million excluding Teachers’ Pensions and Benefits); Health ($329.9 million); Agriculture ($177.5 million); Municipal Affairs ($104.0 million); and, Social Services ($100.7 million).

        Revenue in the 2009-10 Budget is estimated to be up $1,294.3 million, or 13.8 per cent, from the 2008-09 Budget. The increase is expected to be generated primarily from increased sales taxes; potash royalties; resource surcharge revenue; and, other own-source revenue. These increases are partially offset by an estimated reduction in other non-renewable resource revenue, primarily oil, and a reduced special dividend from the Crown Investments Corporation of Saskatchewan.

        2009-10 interest expense (or debt servicing costs) of $502.5 million is $32.5 million, or 6.1 per cent, lower than the 2008-09 Budget primarily due to reduced debt levels.

        2009-10 borrowing requirements are estimated at $1,189.6 million; $140.5 million for government requirements, primarily capital financing requirements, and $1,049.1 million for Crown corporations. Debt retirement is estimated at $959.9 million, resulting in an increase in gross debt of $229.7 million.

        The 2010 Budget estimates total debt (gross debt plus guaranteed debt less equity in sinking funds) at March 31, 2010 to be $8,887.9 million compared to $7,965.8 million forecast at March 31, 2009, an increase of $922.1 million, or 11.6 per cent. Government general debt is estimated to be $4,192.2 million at March 31, 2010 exhibiting no change from the forecast at March 31, 2009. Crown corporation general debt is estimated to be $844.3 million at March 31, 2010 compared with $736.5 million forecast at March 31, 2009, an increase of $107.8 million or 14.6 per cent. Government Business Enterprise specific debt is estimated to be $3,851.4 million at March 31, 2010 compared to $3,037.1 million forecast at March 31, 2009, an increase of $814.3 million or 26.8 per cent.

        During the period April 1, 2009 to October 31, 2009, the Government issued and sold debentures and bonds totalling $50.8 million. On June 5, 2009, the Government issued $43.1 million, 3.11 per cent debentures to the Canadian Pension Plan Investment Board (CPPIB) due June 5, 2014. On September 1, the Government issued $4.5 million, 4.16 per cent debentures to the CPPIB due September 1, 2019. On July 15, 2009, the Government issued $3.2 million 5 year, 1.0 per cent Series 18 Saskatchewan Savings Bonds and redeemed $5.7 million of previous series savings bonds, for a net reduction in savings bonds outstanding of $2.5 million.

        The 2009-10 Budget continues reporting Summary Financial Budget details that provide a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities. The Budget uses a full accrual accounting model for reporting capital costs in both the GRF and the Summary Financial Statements. Since 2004-05, under this full accrual accounting model, the full cost of capital is no longer included in the expenses within the fiscal year. Rather, the capital is included as part of the Government’s assets. The annual cost of using the asset (i.e. amortization) is recognized as an expense in the annual spending.

        During 2008-09, the Government made a change in accounting policy to comply with the recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants for long-term debt. On the Statement of Financial Position, loans to Crown corporations and public debt (gross debt net of sinking funds) are now presented net of government business enterprise specific debt. Additionally, reimbursements of interest from Crown corporation general debt are no longer netted against debt servicing costs on the Statement of Operations. Prior to this change in accounting policy, public debt was presented on a gross basis on the Statement of Financial Position, and all reimbursements of interest from Crown corporations’ debt were netted against debt servicing costs. The 2007-08 amounts have been restated for this change in accounting policy.

        During 2008-09, the Government determined that agricultural land held for resale, previously presented as a financial asset, is more appropriately classified as tangible capital assets because this land is not expected to be sold within the next year. This change has been applied retroactively with restatement of the 2007-08 amounts.

        During 2008-09, the Government reclassified certain revenue categories, with restatement of 2007-08 amounts:

•	Corporation capital tax has been split into two components. Resource surcharge has been moved to non-renewable resources and the remaining component of corporation capital tax has been included with other taxes;
•	Liquor consumption tax has moved from sales tax to other taxes and sales tax has been renamed provincial sales tax; and
•	Crown land sales previously reported in oil revenues has been broken out.

Fiscal Year 2010 1st Quarter Report

        On August 14, 2009, the Minister of Finance released the 1st Quarter Financial Report for the fiscal year ending March 31, 2010. The Report forecasts total revenue of $10,102.4 million, total expense of $10,052.4 million, a pre-transfer surplus of $50.0 million, a net transfer from the GFSF of $374.5 million and a budgetary surplus of $424.5 million.

        Total revenues are forecast to be down $558.4 million from Budget almost entirely due to a $1.3 billion, or 67.4 per cent, drop in forecast potash revenue due to significant declines in sales and volume levels combined with lower prices and unsettled contracts. The potash revenues decline is partially offset by increased forecast revenues from oil, taxes, federal transfers and transfers from crown entities. Total expenses are forecast to be down $193.0 million from Budget primarily reflecting expense restraint measures totalling $181.5 million including $132.3 million in capital deferrals.

        Total debt is forecast to be $8.6 billion, up $835.8 million from actual 2008-09 entirely due to increases in Crown corporation debt.

General Revenue Fund Revenue

        The General Revenue Fund receives revenue from taxes, non-renewable resources, other provincial sources and other governments.

        The following table sets forth General Revenue Fund revenue by major sources for each of the previous five fiscal years ending March 31, 2009, and the Budget Estimate for fiscal year 2010. Also included is the percentage composition of major revenue sources for the Budget Estimate for fiscal year 2010.

General Revenue Fund Revenue [1]
	Fiscal Year Ended March 31
	2005	2006	2007	2008	Actual 2009	Budget Estimate 2010	Percentage of Total Revenue 2010
	(Thousands)
Taxation
Corporation Capital [2]	$381,289	$524,650	$513,458	$0	$0	$0	0.0%
Corporation Income	257,679	393,629	554,001	673,641	591,930	624,900	5.9
Individual Income	1,329,081	1,447,905	1,668,538	1,938,258	1,844,226	1,802,600	16.9
Sales	985,079	1,112,350	1,079,794	929,865	1,108,628	1,155,600	10.8
Fuel	361,039	376,426	383,576	406,434	429,162	438,000	4.1
Tobacco	187,029	171,107	190,334	190,412	199,072	190,500	1.8
Other	88,019	89,751	94,844	279,633	257,977	247,300	2.3
Total	3,589,215	4,115,818	4,484,545	4,418,243	4,430,995	4,458,900	41.8%
Non-Renewable Resources
Oil	906,938	1,124,952	1,318,852	1,246,205	1,616,071	573,100	5.4%
Potash	305,494	277,967	161,729	432,770	1,364,463	1,926,800	18.1
Crown Land Sales [3]	0	0	0	419,062	928,245	127,800	1.2
Natural Gas	212,440	269,074	165,131	133,780	125,922	102,200	1.0
Resource Surcharge [4]	0	0	0	315,230	458,299	461,800	4.3
Other	49,319	49,106	48,540	93,299	119,408	177,200	1.7
Total	1,474,191	1,721,099	1,694,252	2,640,346	4,612,408	3,368,900	31.6%
Transfers from Government
Entities and Other Revenues
Crown Investments Corporation	268,000	221,000	167,000	200,000	0	185,000	1.7%
- Special dividend	0	0	0	0	365,000	110,000	1.0
Liquor & Gaming Authority	361,044	351,673	370,053	399,531	446,652	440,700	4.1
Other Enterprises and Funds	55,420	41,214	50,043	53,623	39,564	41,200	0.4
Motor Vehicles Fees	121,549	135,183	138,908	140,631	151,143	149,400	1.4
Other Licences and Permits	54,154	41,800	36,787	35,927	36,607	32,800	0.3
Sales, Services, and Service Fees	84,548	89,389	93,332	94,936	101,885	173,100	1.6
Commercial operations	5,625	64,724	69,575	78,664	86,567	0	0.0
Interest, premium, discount and
exchange	54,735	89,226	96,062	120,502	187,957	176,700	1.7
Other	57,040	81,061	53,660	80,714	157,330	66,400	0.6
Total	1,062,115	1,115,270	1,075,420	1,204,528	1,572,705	1,375,300	12.9%
Transfers from the
Federal Government
Equalization	581,570	88,672	12,723	226,146	0	0	0.0%
Canada Health Transfer	452,396	659,558	716,775	739,648	823,496	843,500	7.9
Canada Social Transfer	262,742	298,756	323,599	325,098	338,301	335,000	3.1
Health Reform Fund	46,732	0	0	0	0	0	2.6
Other	322,859	218,379	335,732	311,669	547,167	279,200	0.0
Total	1,666,299	1,265,365	1,388,829	1,602,561	1,708,964	1,457,700	13.7%
Total Revenue	$7,791,820	$8,217,552	$8,643,046	$9,865,678	$12,325,072	$10,660,800	100%
[1] See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 36.
[2] Commencing in 2008-09, the non-Resource Surcharge component of Corporation Capital tax is recorded under Taxation - Other. The 2007-08 amounts have been restated.
[3] Prior to 2008-09, Crown Land Sales were included in Oil revenues. The 2007-08 amounts have been restated.
[4] Prior to 2008-09, Resource Surcharge revenue was included in Corporation Capital Tax. The 2007-08 amounts have been restated.

        Actual General Revenue Fund revenue for fiscal year 2009 increased by $2,459 million, or 24.9 per cent, from fiscal year 2008 to $12,325 million. Total General Revenue Fund revenue for 2009-10 is estimated at $10,660 million, an increase of $1,294 million, or 13.8 per cent, from the 2008-09 Budget Estimates.

        Taxation.    Provincial taxes include personal and corporate income taxes, corporate capital taxes and sales, tobacco, fuel and other taxes. Tax revenue is estimated to total $4,458 million, or 41.8 per cent, of total General Revenue Fund revenue for 2009-10, an increase of $146 million, or 3.4 per cent, from the 2008-09 Budget Estimates. The increase is primarily due to increased employment forecasts, stronger than anticipated 2008 assessments and acceleration of installment payments from the federal government.

        Non-Renewable Resources.    Non-renewable resource revenue is collected by the Government in respect of the production of crude oil, natural gas, potash, uranium and other minerals. Non-renewable resource revenue is estimated to total $3,368 million, or 31.6 per cent, of General Revenue Fund revenue for 2009-10, an increase of $1,095 million, or 48 per cent, from the 2008-09 Budget Estimate. The increase is primarily due to a rise in revenue from potash.

        Transfers from Government Entities and Other Revenues.    Transfers from Government entities and other revenues include dividends from Provincial Crown Entities, motor vehicle fees, charges for service, licenses and permits and others. These revenues of the Province are estimated at $1,375 million, or 12.9 per cent, of General Revenue Fund revenue for 2009-10, a decrease of $19 million, or 1.4 per cent, from the 2008-09 Budget Estimate. The change is primarily due to a significant special dividend paid in 2008-09 from the Crown Investments Corporation of Saskatchewan (CIC) and declining other revenue.

        Transfers from Crown Entities have been principally from CIC and the SLGA. The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The Budget Estimate includes a provision for a CIC regular dividend of $185 million in 2009-10 as compared to no dividend in the 2008-09 Budget Estimate and a special dividend of $110 million related to sale of a Crown asset. The transfer from the SLGA includes net income for the year. In 2009-10, this amount is estimated to be $440 million.

        Transfers from the Federal Government.    Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government are estimated to total $1,457.7 million in 2009-10, a decrease of $72.2 million, or 5.21 per cent from the 2008-09 Budget Estimate of $1,385.5 million. Transfer payments represent 13.67 per cent, of General Revenue Fund revenue in 2009-10.

        One component of federal transfer payments to Saskatchewan has traditionally been Equalization. Equalization payments are made to provinces that have a below average capacity to raise revenue based on a ten-province standard. Total provincial Equalization payments in 2009-10 are $14.19 billion.

        The new formula uses a ten-province standard and allows for the exclusion of 100 per cent of natural resource revenue when determining provincial entitlements. Entitlements are then limited by a fiscal capacity cap that requires the inclusion of 100 per cent of provincial natural resource revenue and limits each province’s entitlement to the level of the lowest non-receiving province.

        Saskatchewan did not receive an Equalization payment in 2008-09 and will again not be a recipient province in 2009-10 due to the recent strength of the Province’s natural resource revenues.

        Unconditional federal transfer payments made under the Canada Health Transfer (CHT) and Canada Social Transfer (CST) are authorized by the Federal-Provincial Fiscal Arrangements Act, 1977. These federal programs provide “block funding” to all provinces in support of health care, post-secondary education and social assistance. There is no link between provincial expenditures and these transfers. Combined, these transfers are expected to be $1,178.5 million for 2009-10, an increase of $32.6 million, or 2.8 per cent, from the 2008-09 Budget Estimate of $1,145.9 million.

        The 2009-10 CHT Budget Estimate is $843.5 million, $32.6 million higher than the 2008-09 Budget Estimate. The increase is due to a 6 per cent increase in the federal CHT program and an increase to Saskatchewan’s population, that is somewhat offset by increases in the value of Saskatchewan’s tax points.

        The 2009-10 CST Budget Estimate is $335.0 million. There is no change in Saskatchewan’s CST forecast despite a 3 per cent increase in the federal CST program. Saskatchewan’s payment is based on a federal floor payment until each of the other provinces equal per capita payment reaches the same level as Saskatchewan’s payment.

General Revenue Fund Expense

        The following table provides a breakdown of the General Revenue Fund expense on government programs and services for the five fiscal years ended March 31, 2009, and includes the Budget Estimate for fiscal year 2010.

General Revenue Fund Expense 1, 2
(unaudited)

	Fiscal Year Ended March 31
	2005	2006	2007	2008	Actual 2009	Budget Estimate 2010	Percentage of Total Expense 2010
	(Thousands)
Agriculture and Food	$391,566	$422,390	$369,995	$302,197	$424,396	$483,444	4.7%
Social Services	603,048	630,819	711,193	615,032	676,604	722,760	7.0
Environment	133,171	146,030	194,151	174,921	177,129	200,380	1.9
Finance	242,537	247,447	258,964	284,463	290,832	329,392	3.2
Servicing the Public Debt [3]	578,847	544,666	538,303	546,718	520,181	502,500	4.9
Health	2,773,961	2,990,625	3,202,965	3,504,333	3,976,241	4,075,223	39.8
Highways and Infrastructure	255,249	263,938	307,310	353,684	482,400	436,990	4.3
Justice & Attorney General	202,314	217,415	237,622	129,189	135,648	142,275	1.4
Education [4]	1,299,940	1,472,946	1,667,504	1,645,114	2,200,752	2,219,255	21.7
Other Expense	546,070	741,810	757,245	1,027,158	1,470,956	1,133,167	11.1
Total	$7,026,703	$7,678,086	$8,245,252	$8,582,809	$10,355,139	$10,245,386	100.0%
[1] See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 36.
[2] Due to a government reorganization, 2008 Actual, 2009 Actual and 2010 Budget Estimate are stated on the new ministry structure of government. Actual expenses prior to 2008 have not been restated and remain based on the old departmental structure of government.
[3] During 2008-09, the Government made a change in accounting policy resulting in reimbursements of interest from Crown corporation general debt no longer being netted against debt servicing costs. The 2007-08 amounts have been restated.
[4] Includes the Ministries of Advanced Education, Employment and Labour and Education (including Teachers' Pensions and Benefits).

        In fiscal year 2010, 77.9 per cent of the General Revenue Fund estimated total expense is for transfer payments to individuals (e.g. social assistance) or organizations such as health authorities, school boards, and municipalities for their operating, pension and capital requirements. Government organizations account for 13.1 per cent of the estimated expense, 2.6 per cent is for benefits and pensions and 1.5 per cent is for the amortization of government owned assets and infrastructure. The remaining 4.9 per cent of the estimated total expense is for servicing government debt. General Revenue Fund expenses do not include debt servicing costs incurred by the Government on behalf of Crown entities which are responsible for reimbursing the General Revenue Fund.

        Agriculture.    The Ministry’s estimated total expense for fiscal year 2010 is $483.4 million, an increase of $177.5 million, or 58.0 per cent, from the fiscal year 2009 estimate. The increase largely reflects additional funding for farm income stabilization programs.

        Social Services.    The Ministry’s estimated total expense for fiscal year 2010 is $722.8 million, an increase of $100.7 million, or 16.2 per cent, from the fiscal year 2009 estimate. The increase primarily reflects increases for child protection, services for individuals with intellectual disabilities and support for low income seniors.

        Education (includes Advanced Education, Employment and Labour, Education and Teachers’Pensions and Benefits).    The estimated total expense for fiscal year 2010 is $2,219.3 million, an increase of $270.1 million, or 13.9 per cent, from the fiscal year 2009 estimate. The increase primarily reflects increases for education property tax relief, school operating funding and funding which enables universities to limit tuition increases.

        Environment.    The Ministry’s estimated total expense for fiscal year 2010 is $200.4 million, an increase of $14.2 million, or 7.6 per cent, from the fiscal year 2009 estimate. The increase primarily reflects increased funding for recycling programs.

        Finance.    The Ministry’s estimated total expense for fiscal year 2010 is $329.4 million, an increase of $30.9 million, or 10.3 per cent, from the fiscal year 2009 estimate due mainly to the conversion of a non-refundable tax credit to a refundable tax credit as well as increased costs for pension and benefit programs.

        Finance Debt Servicing.    Costs for servicing government debt for fiscal year 2010 are estimated to be $502.5 million, a decrease of $32.5 million, or 6.1 per cent, from the fiscal year 2009 estimate. The decrease is mainly due to reduced borrowing requirements and a reduction in government general gross debt.

        Health.    The Ministry’s estimated total expense for fiscal year 2010 is $4,075.2 million, an increase of $329.9 million, or 8.8 per cent, from the fiscal year 2009 estimate. The increase primarily reflects increased funding for health facility development, health worker compensation, non-salary inflation and the Saskatchewan Prescription Drug Plan.

        Highways and Infrastructure.    The Ministry’s estimated total expense for fiscal year 2010 is $437.0 million, an increase of $49.4 million, or 12.7 per cent, from the fiscal year 2009 estimate. The increase primarily reflects increased funding for rural municipal roads surface preservation.

        Justice and Attorney General.    The Ministry’s estimated total expense for fiscal year 2010 is $142.3 million, an increase of $5.6 million, or 4.1 per cent, from the fiscal year 2009 estimate due largely to salary and operating increases.

        Other Expenses.    The other category includes expenses for industry and economic development, government relations, aboriginal affairs and ministries serving central government functions. The category’s estimated total expense for fiscal year 2010 is $1,133.2 million, an increase of $164.5 million, or 17.0 per cent, from the fiscal year 2009 estimate primarily due to increases for municipal operating and infrastructure grants, policing, corrections and gaming agreements.

Transfers To (From) The Growth and Financial Security Fund

        The Growth and Financial Security Fund (GFSF), was established with the passage of The Growth and Financial Security Act on May 14, 2008. The purpose of the GFSF is to assist in the achievement of the Government of Saskatchewan’s long-term objectives by providing for financial security of the Government of Saskatchewan from year to year and to provide a source of funds that are to be available for appropriation to be used for programs of the Government of Saskatchewan identified as promoting or enhancing the economic development of Saskatchewan. On the coming into force of The Growth and Financial Security Act, the balances in the Fiscal Stabilization Fund ($1,528.9 million) and the Saskatchewan Infrastructure Fund ($105.1 million) were transferred to the Growth and Financial Security Fund. The 2009-2010 Budget (including Further Estimates) estimated a net transfer of $9.1 million from the GFSF to the General Revenue Fund in fiscal year 2010 and a balance of $1,135.3 million at the end of the year.

        The following table displays net transfers to and from the GFSF for the five fiscal years ended March 31, 2009 and includes the Budget Estimate for fiscal year 2010. Transfers into the GFSF are shown as a positive number and transfers from the GFSF are shown as a negative number.

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009	Budget Estimate 2010
	(Thousands)
Growth and Financial Security Fund	N/A	N/A	N/A	N/A	$(418,930)	$(9,086)

Transfers To (From) The Fiscal Stabilization Fund

        The 2000-01 Budget established the Fiscal Stabilization Fund (FSF) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001.

        The Growth and Financial Security Act, passed on May 14, 2008, repealed The Balanced Budget Act, The Fiscal Stabilization Fund Act, and The Infrastructure Fund Act. On the coming into force of The Growth and Financial Security Act, the balance in the FSF was transferred to the Growth and Financial Security Fund (GFSF) and the FSF ceased to exist.

        The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2009. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers To (From) The Fiscal Stabilization Fund

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands)
Fiscal Stabilization Fund	$382,500	$139,000	$0	$641,434	$(1,528,934	)*
* Transferred to the GFSF upon passage of The Growth and Financial Security Act

Transfers To (From) The Saskatchewan Infrastructure Fund

        The Saskatchewan lnfrastructure Fund (SIF) was established at mid-year 2006-07 to support the provision of public infrastructure. The SIF was established through legislation with an initial appropriation from the General Revenue Fund of $100.0 million in fiscal year 2007. The 2008-2009 Budget estimated no transfers to/from the SIF in fiscal year 2009. On the coming into force of The Growth and Financial Security Act, the balance in the SIF was transferred to the GFSF and the SIF ceased to exist.

        The following table displays transfers to and from the SIF for the five fiscal years ended March 31, 2009. Transfers into the SIF are shown as a positive number and transfers from the SIF are shown as a negative number.

Transfers To (From) The Saskatchewan Infrastructure Fund

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands)
Saskatchewan Infrastructure Fund	N/A	N/A	$105,090	$0	$(105,090	)*
* Transferred to the GFSF upon the passage of The Growth and Financial Security Act.

General Revenue Fund Investing Activities

        Investing activities of the General Revenue fund include loans to and investments in Crown entities and other organizations, individuals and agricultural land held for resale. Cash required by investing activities for fiscal year 2009 was $1,757.8 million as compared to $282.7 million required in fiscal year 2008. Cash required for investing activities for fiscal year 2010 is estimated at $53.1 million. The changes in 2009 are related primarily to one-time contributions to sinking funds. The changes in 2008 are related primarily to changes in loans to Crown corporations and other loans.

Financing and Debt Management

        Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies). Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

        At March 31, 2009, gross debt of the General Revenue Fund amounted to $11,065.8 million as compared to $11,577.9 million at March 31, 2008. Approximately 36 per cent of the gross debt of the General Revenue Fund at March 31, 2009, was reimbursable from and was incurred for Crown corporations and Government Business Enterprises (GBEs). Approximately 64 per cent of the General Revenue Fund gross debt at March 31, 2009, was incurred for general government purposes.

        Approximately 97 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 3 per cent was denominated in U.S. dollars at March 31, 2009. Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund. (Foreign exchange adjustments resulted in an increase in gross debt of $63.9 million at March 31, 2009, compared to a decrease of $34.4 million at March 31, 2008).

        Securities issued and sold include Province of Saskatchewan promissory notes and debentures. At March 31, 2009, promissory notes and debentures outstanding were $154.2 million and $10,911.6 million, respectively. Promissory notes and debentures outstanding at March 31, 2008, were $430.0 million and $11,147.9 million, respectively.

        During fiscal year 2009, the Government issued and sold $3.3 million in debentures for general government purposes. During the same period, the Government redeemed outstanding debentures issued for general government purposes totalling $417.6 million and promissory notes outstanding for general government purposes decreased by $113.3 million. Also, the GRF transferred $270.0 million in long term debentures originally issued for general purposes to Crown corporations in lieu of issuing new debt in the capital markets for Crown corporation purposes.

        During the year, $290.5 million in debentures were issued and sold for the purposes of Crown corporations. Redemptions of debentures issued for Crown corporations amounted to $176.4 million during fiscal 2009 and promissory notes outstanding for Crown corporations decreased by $162.5 million. Also, during the same period, the General Revenue Fund transferred $270.0 million in long term debentures to Crown corporations as noted above.

        The Government’s sinking funds totalled $3,364.2 million at March 31, 2009. Contributions to the Government’s sinking funds amounted to $1,943.6 million in fiscal year 2009.

        The following table sets forth the debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2009.

	Total Debt [1]
	At March 31
	2005	2006	2007	2008	2009
	(Thousands)
Promissory Notes
(for the purpose of)
Crown Corporations [2]	$202,626	$150,760	$109,660	$316,702	$154,197
General Government Purposes [3]	74	40	113,540	113,298	0
Total [4]	202,700	150,800	223,200	430,000	154,197
Debentures
(for the purpose of)
Crown Corporations [2]	3,616,114	3,788,094	3,799,607	3,442,836	3,802,379
General Government Purposes [3]	8,254,082	7,994,414	8,034,489	7,705,073	7,109,217
Total	11,870,196	11,782,508	11,834,096	11,147,909	10,911,596
Gross Debt	12,072,896	11,933,308	12,057,296	11,577,909	11,065,793
Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	235,376	307,869	352,199	365,210	400,306
General Government Purposes [3]	708,582	797,231	903,091	994,048	2,963,931
Total	943,958	1,105,100	1,255,290	1,359,258	3,364,237
	11,128,938	10,828,208	10,802,006	10,218,651	7,701,556
Guaranteed Debt	55,996	46,122	34,359	25,227	20,305
Debt plus Guaranteed Debt	$11,184,934	$10,874,330	$10,836,365	$10,243,878	$7,721,861
[1] Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
[2] These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
[3] Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.

        The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2009.

	Gross Debt by Allocation [1]
	At March 31
	2005	2006	2007	2008	2009
	(Thousands)
Crown Corporations
Information Services Corporation of Saskatchewan	47,000	36,500	24,547	13,547	13,547
Investment Saskatchewan Inc.	20,919	20,919	10,919	3,919	0
Municipal Financing Corporation of Saskatchewan	12,148	13,301	22,276	26,230	39,092
Saskatchewan Crop Insurance Corporation	221,579	153,000	115,800	100,000	50,000
Saskatchewan Housing Corporation	83,004	83,004	83,004	83,004	52,004
Saskatchewan Opportunities Corporation	0	3,000	18,000	31,844	37,543
Saskatchewan Power Corporation	2,236,451	2,457,131	2,525,322	2,359,597	2,515,488
Saskatchewan Telecommunications
Holding Corporation	393,574	393,574	360,976	347,379	355,600
Saskatchewan Water Corporation	60,336	33,391	34,970	41,074	43,583
SaskEnergy Incorporated	743,729	745,034	713,453	752,944	849,819
Total Crown Corporations	3,818,740	3,938,854	3,909,267	3,759,538	3,956,576
General Government Purposes	8,254,156	7,994,454	8,148,029	7,818,371	7,109,217
Gross Debt	$12,072,896	$11,933,308	$12,057,296	$11,577,909	$11,065,793
[1] Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2009.

Composition of Debentures Issued and Redeemed 1
(unaudited)

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009
	(Millions)
Total Debentures Issued	$986.5	$829.5	$1,348.8	$419.2	$293.8
Total Debentures Redeemed	1,362.6	962.5	1,293.3	1,071.0	869.8
Increase (Decrease) in Debentures	$(376.1)	$(133.0)	$55.5	$(651.8)	$(576.0)
[1] All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2009.

Composition of Debentures Outstanding 1

	Fiscal Year Ended March 31
	2005	2006	2007	2008	2009
	(Millions)
Debentures Outstanding
To the Public	$10,892.9	$10,897.1	$10,982.7	$10,349.3	$10,166.5
To the Canada Pension Plan	977.3	885.4	851.4	798.6	745.1
Other Obligations	0.0	0.0	0.0	0.0	0.0
Total	$11,870.2	$11,782.5	$11,834.1	$11,147.9	$10,911.6
[1] All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government. The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

        In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm’s length from government. While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

        Provincial securities sold to the CPP prior to July 1, 2005 are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years.

        The securities are not negotiable, transferable or assignable but, if issued prior to July 1, 2005, may be redeemed by the CPP in whole or in part, before maturity, under certain circumstances. The securities are callable in whole or in part, before maturity, at the option of the Province.

        The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2009.

Debt Indicators
(unaudited)

	At March 31
	2005	2006	2007	2008	2009
	(Millions)
Total debt of the General Revenue Fund
Per Capita [1]	$11,298	$11,012	$10,870	$10,276	$7,655
As a Percentage of Saskatchewan Gross Domestic
Product [2]	27.9%	25.0%	23.6%	20.0%	11.6%
Total debt of the General Revenue Fund -
General Government Purpose Portion [3]
Per Capita [1]	$7,677	$7,334	$7,301	$6,870	$4,128
As a Percentage of General Revenue Fund Revenue	97.5%	88.1%	84.2%	69.6%	33.8%
As a Percentage of Saskatchewan Gross Domestic
Product [2]	19.0%	16.6%	15.9%	13.4%	6.3%
Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund
As a Percentage of General Revenue Fund Revenue	7.4%	6.6%	6.2%	5.6%	4.2%

[1] Debt plus guaranteed debt per capita for 2004 through 2008 are calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
[2] Debt plus guaranteed debt as a percentage of Saskatchewan's GDP are calculated by dividing the debt at March 31 by the Province's current GDP for the previous calendar year.
[3] Debt plus guaranteed debt of the General Revenue Fund - General Government Purpose Portion does not include debt incurred by the General Revenue Fund on behalf of Crown entities for which the crown entities are responsible for reimbursing the General Revenue Fund.

        The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2009.

Debt Maturity Schedule

Fiscal Year ending March 31	Canadian Dollar Debt	U.S. Dollar Debt (Canadian Dollars) [1]	Total (Canadian Dollars)
	(Thousands)
2010	$1,087.0	$0.0	$1,087.0
2011	649.3	0.0	649.3
2012	261.6	0.0	261.6
2013	1,162.9	0.0	1,162.9
2014	740.4	63.0	803.4
1 - 5 years	$3,901.2	$63.0	$3,964.2
2015-2019	1,983.6	0.0	1,983.6
2020-2024	1,220.4	283.6	1,504.0
2025-2029	596.2	0.0	596.2
2030-2034	1,255.0	0.0	1,255.0
2035-2039	862.8	0.0	862.8
After 2039	900.0	0.0	900.0
	$10,719.2	$346.6	$11,065.8

Debentures repayable in U.S. dollars of $275.0 million have been converted to Canadian dollars at the exchange rate in effect at March 31, 2009. (U.S. dollars — $1.2602)

        The following table sets forth the General Revenue Fund gross debt characteristics at March 31, 2009.

Debt Characteristics
(unaudited)

	As a Percentage of Total	Weighted Average Term to Maturity [1] (years)	Weighted Average Interest Rate

Public Debentures [2]	92%	12.52	6.51%
Canada Pension Plan Debentures	7%	7.13	7.55%
Promissory Notes	1%	0.02	0.24%
Gross Debt	100%		6.49%
[1] Weighted by the total principal amount of each loan issue.
[2] Includes other debentures.

        Interest on the General Revenue Fund debt amounted to $738.4 million in fiscal year 2009. Of this amount, $238.9 million ($2.1 million short term and $236.8 million long term) was reimbursed by the Crown corporations and GBEs. The non-reimbursable portion of gross interest expense was $499.5 million.

        Debt guaranteed by the General Revenue Fund amounted to $20.3 million at March 31, 2009, compared to $25.2 million at March 31, 2008. This decrease was due primarily to debt reduction of $2.4 million for Breeder Association loan guarantees ($10.5 million debt outstanding at March 31, 2009) and $2.9 million Feeder Association loan guarantees ($6.1 million debt outstanding at March 31, 2009).

        The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2009.

Guaranteed Debt

	At March 31
	2005	2006	2007	2008	2009
	(Millions)
Guaranteed Debt	$56.0	$46.1	$34.4	$25.2	$20.3

        Guaranteed debt is reported net of loss provisions (2009 — $0.6 million; 2008 — $0.5 million; 2007 — $0.5 million; 2006 — $0.5 million; 2005 — $1.4 million).

        The major decrease in guaranteed debt between March 31, 2005, and March 31, 2009, is due to the elimination of the liability for NewGrade Energy Inc. debt ($29.1 million).

        Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others. Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

        The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

        The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

        The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities. Regional health authorities may raise money for their purposes through certain service charges. The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

        Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

GENERAL REVENUE FUND SUPPLEMENTARY FINANCIAL INFORMATION

        The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2009.

Government of the Province of Saskatchewan

General Revenue Fund Statement of Financial Position 1-9

	At March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Financial Assets
Cash and temporary investments	$859,587	$1,027,206	$414,469	$821,475	$575,895
Accounts receivable	657,480	629,062	700,198	736,377	915,389
Agricultural land held for resale [8]	106,508	105,343	103,447	0	0
Deferred charges	55,442	39,382	22,335	19,236	14,166
Loans to Crown corporations [9]	3,583,364	3,630,985	3,557,068	461,161	520,229
Other loans	128,911	132,192	129,767	129,635	122,454
Equity investment in Crown Investments
Corporation of Saskatchewan	1,181,152	1,181,152	1,181,152	1,181,152	1,051,152
Total Financial Assets	6,572,444	6,745,322	6,108,436	3,349,036	3,199,285
Liabilities
Accounts payable and accrued liabilities	1,300,639	1,339,590	1,384,259	1,653,449	1,721,516
Deposits held	981,615	1,161,000	310,893	385,388	594,355
Unearned revenue	62,776	69,298	69,520	72,823	76,454
Public Debt (net of sinking fund equity) [9]	11,128,938	10,828,208	10,802,006	0	0
Government general debt	0	0	0	6,824,323	4,145,286
Crown corporation general debt [9]	0	0	0	461,161	520,229
Unamortized foreign exchange gain (loss)	(21,136)	(16,828)	(12,573)	606	(10,503)
Total Liabilities	13,452,832	13,381,268	12,554,105	9,397,750	7,047,337
Net Debt	(6,880,388)	(6,635,946)	(6,445,669)	(6,048,714)	(3,848,052)
Non-financial Assets
Prepaid expenses	2,113	6,102	6,299	6,685	6,902
Inventories held for consumption	57,435	66,784	74,626	85,269	97,345
Tangible capital assets [8]	1,773,630	2,240,259	2,363,518	2,596,969	2,772,877
Total Non-financial Assets	1,833,178	2,313,145	2,444,443	2,688,923	2,877,124
Accumulated Deficit	$(5,047,210)	$(4,322,801)	$(4,001,226)	$(3,359,791)	$(970,928)

[1]	The Government also prepares summary financial statements. The Government's summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible. The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government's summary financial statements. The Government's summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.
[2]	In his opinion on the 2005, 2006, 2007, 2008 and 2009 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government's summary financial statements to understand and assess the Government's management of public financial affairs and resources as a whole.
[3]	The General Revenue Fund's financial statements for 2005 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,143 million and operating expense would increase and surplus would decrease by $120 million.
b.	The financial statements show a liability of $749 million owed to the Fiscal Stabilization Fund and an expense of $383 million to the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording an expense of $383 million, the financial statements should record an asset of $749 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $749 million, and operating expense would decrease and surplus would increase by $383 million.
c.	It is the auditor's opinion that loans to Crown corporations include $44 million that should be recorded as an expense as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $44 million. Also, operating expense would increase and surplus would decrease by $12 million.
[4]	The General Revenue Fund's financial statements for 2006 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,246 million and expenses would increase and surplus would decrease by $103 million.

[b].	The financial statements show a liability of $888 million owed to the Fiscal Stabilization Fund and an expense of $139 million to the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording an expense, the financial statements should record an asset equal to the liability it records. Had this been done, financial assets would increase and accumulated deficit would decrease by $888 million, and transfer to the Fiscal Stabilization Fund would decrease and surplus would increase by $139 million.
c.	It is the auditor's opinion that loans receivable from Crown corporations include $24 million that should be recorded as an expense as they can only be repaid if the Government provides money from the General Revenue Fund to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $24 million. Also, operating expense would decrease and surplus would increase by $20 million.
[5]	The General Revenue Fund's financial statements for 2007 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,659 million and expenses would increase and surplus would decrease by $413 million.
b.	The Government records transactions between the General Revenue Fund and the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund as revenue or expense of the General Revenue Fund. It is the auditor's opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds. Had this been done, financial assets would increase and accumulated deficit would decrease by $993 million, and transfer to the Saskatchewan Infrastructure Fund would decrease and surplus would increase by $105 million.
[6]	The General Revenue Fund's financial statements for 2008 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $5,088 million and, for the year, expenses would increase and surplus would decrease by $429 million.
b.	The Government records transactions between the General Revenue Fund and the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund as revenue or expense of the General Revenue Fund. It is the auditor's opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds. Had this been done, financial assets would increase and accumulated deficit would decrease by $1,634 million, and, for the year, transfer to the Fiscal Stabilization Fund would decrease and surplus would increase by $641 million.
[7]	The General Revenue Fund's financial statements for 2009 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $5,442 million and, for the year, expenses would increase and surplus would decrease by $355 million.
b.	The Government records transactions between the General Revenue Fund and the Growth and Financial Security Fund as revenue and expense of the General Revenue Fund. It is the auditor's opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds. Had this been done, financial assets would increase and accumulated deficit would decrease by $1,215 million, and, for the year, the net transfer from the Growth and Financial Security Fund and surplus would decrease by $419 million.
[8]	During 2008-09, the Government reclassified agricultural land held for resale as tangible capital assets because this land is not expected to be sold within the next year. The 2007-08 amounts have been restated.
[9]	During 2008-09, the Government made a change in accounting policy resulting in loans to Crown corporations and public debt (gross debt net of sinking funds) now being presented net of government business enterprise specific debt. The 2007-08 amounts have been restated.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit 1

	For the Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Revenue
Taxation
Corporation capital [2]	$381,289	$524,650	$513,458	$0	$0
Corporation income	257,679	393,629	554,001	673,641	591,930
Fuel	361,039	376,426	383,576	406,434	429,162
Individual income	1,329,081	1,447,905	1,668,538	1,938,258	1,844,226
Provincial sales [3]	985,079	1,112,350	1,079,794	929,865	1,108,628
Tobacco	187,029	171,107	190,334	190,412	199,072
Other [2,3]	88,019	89,751	94,844	279,633	257,977
Total Taxation	3,589,215	4,115,818	4,484,545	4,418,243	4,430,995
Non-renewable Resources
Crown land sales [4]	0	0	0	419,062	928,245
Natural gas	212,440	269,074	165,131	133,780	125,922
Oil [4]	906,938	1,124,952	1,318,852	1,246,205	1,616,071
Potash	305,494	277,967	161,729	432,770	1,364,463
Resource surcharge [2]	0	0	0	315,230	458,299
Other	49,319	49,106	48,540	93,299	119,408
Total Non-renewable Resources	1,474,191	1,721,099	1,694,252	2,640,346	4,612,408
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	268,000	221,000	167,000	200,000	0
- Special dividend	0	0	0	0	365,000
Liquor and Gaming Authority	361,044	351,673	370,053	399,531	446,652
Other enterprises and funds	55,420	41,214	50,043	53,623	39,564
Total Transfers from Government Entities	684,464	613,887	587,096	653,154	851,216
Other Own-source Revenue
Fines, forfeits and penalties	10,276	9,788	10,173	11,225	11,448
Interest, premium, discount and exchange [5]	54,735	89,226	96,062	120,502	187,957
Motor vehicle fees	121,549	135,183	138,908	140,631	151,143
Other licences and permits	54,154	41,800	36,787	35,927	36,607
Sales, services and service fees	84,548	89,389	93,332	94,936	101,885
Transfers from other governments	16,668	16,860	17,368	15,107	15,010
Commercial operations	5,625	64,724	69,575	78,664	86,567
Other	30,096	54,413	26,119	54,382	130,872
Total Other Own-source Revenue	377,651	501,383	488,324	551,374	721,489
Total Own-source Revenue	6,125,521	6,952,187	7,254,217	8,263,117	10,616,108
Transfers from the Federal Government
Canada Health Transfer	452,396	659,558	716,775	739,648	823,496
Canada Social Transfer	262,742	298,756	323,599	325,098	338,301
Health Reform Fund	46,732	0	0	0	0
Equalization	581,570	88,672	12,723	226,146	0
Other	322,859	218,379	335,732	311,669	547,167
Total Transfers from the Federal Government	1,666,299	1,265,365	1,388,829	1,602,561	1,708,964
Total Revenue	$7,791,820	$8,217,552	$8,643,046	$9,865,678	$12,325,072

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (continued)

	For the Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Expense
Executive Branch of Government
Advanced Education, Employment and Labour	$0	$0	$689,414	$685,163	$893,291
Agriculture	0	422,390	369,995	302,197	424,396
Agriculture, Food and Rural Revitalization	391,566	0	0	0	0
Corrections, Public Safety and Policing	119,456	140,205	163,078	305,417	315,083
Crown Investments Corporation of Saskatchewan	0	0	0	0	240,000
Education	1,299,940	1,472,946	978,090	959,951	1,307,461
Energy and Resources	75,627	62,395	67,862	56,268	37,946
Enterprise and Innovation	0	8,142	11,361	54,040	54,618
Enterprise Saskatchewan	0	0	0	0	6,087
Environment	133,171	146,030	194,151	174,921	177,129
Executive Council	7,545	8,569	9,311	12,562	8,293
Finance	242,537	247,447	258,964	284,463	290,832
Finance-debt servicing [5]	578,847	544,666	538,303	546,718	520,181
First Nations and Metis Relations	0	48,314	59,842	70,958	86,526
Government Relations and Aboriginal Affairs [6]	193,120	0	0	0	0
Government Services	0	(765)	13,993	8,654	12,738
Government Services - commercial operations	0	58,384	63,248	70,312	81,180
Health	2,773,961	2,990,625	3,202,965	3,504,333	3,976,241
Highways and Infrastructure	255,249	263,938	307,310	353,684	482,400
Highways and Infrastructure - commercial operations	5,583	5,715	4,198	6,542	2,892
Information Technology Office	4,144	4,853	6,812	5,362	5,384
Information Technology Office - commercial operations	0	0	89	27	1,630
Intergovernmental Affairs	0	0	0	2,757	3,519
Justice and Attorney General	202,314	217,415	237,622	129,189	135,648
Labour	14,172	14,751	15,369	0	0
Municipal Affairs	0	198,236	207,534	214,871	397,388
Northern Affairs	4,902	5,184	5,351	0	0
Office of the Provincial Secretary	0	0	0	2,750	4,401
Public Service Commission	8,263	8,908	15,868	39,234	35,182
Saskatchewan Property Management Corporation	24,278	0	0	0	0
Saskatchewan Research Council	7,779	12,390	8,446	8,992	12,082
SaskEnergy Incorporated	0	74,700	7,000	0	0
Social Services	603,048	630,819	711,193	615,032	676,604
Tourism, Parks, Culture and Sport	52,958	62,662	67,004	125,309	130,726
Legislative Branch of Government
Chief Electoral Officer	794	809	1,281	10,852	1,166
Children's Advocate	0	1,195	1,298	1,624	1,529
Conflict of Interest Commissioner	107	114	128	136	145
Information and Privacy Commissioner	373	487	599	675	812
Legislative Assembly	18,462	18,987	19,740	21,389	22,429
Ombudsman	0	1,643	1,779	1,911	2,085
Ombudsman and Children's Advocate	2,752	0	0	0	0
Provincial Auditor	5,755	5,932	6,054	6,516	7,115
Total Expense	7,026,703	7,678,086	8,245,252	8,582,809	10,355,139

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (concluded)

	For the Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Pre-transfer Surplus	765,117	539,466	397,794	1,282,869	1,969,933
Transfer to the Growth and Financial Security Fund	0	0	0	0	(984,967)
Transfer from the Growth and Financial Security Fund	0	0	0	0	1,403,897
Transfer to the Fiscal Stabilization Fund	(382,500)	(139,000)	0	(641,434)	0
Transfer to the Saskatchewan Infrastructure Fund	0	0	(105,090)	0	0
Surplus	$382,617	$400,466	$292,704	$641,435	$2,388,863
Accumulated Deficit, Beginning of Year	(7,054,005)	(5,047,210)	(4,322,801)	(4,001,226)	(3,359,791)
Adjustment to accumuated deficit	1,624,178	323,943	28,871	0	0
Accumulated Deficit, End of Year	$(5,047,210)	$(4,322,801)	$(4,001,226)	$(3,359,791)	$(970,928)
[1] See Notes 1-9 commencing on page 34.
[2] For 2009, corporation capital tax has been split into two components. Resource surcharge has been moved to non-renewable resources and the remaining component of corporation capital tax has been included with other taxes. The 2008 amounts have been restated.
[3] For 2009, liquor consumption tax has been moved from sales tax to other taxes and sales tax has been renamed provincial sales tax. The 2008 amounts have been restated.
[4] For 2009, crown land sales previously reported in oil revenues have been broken out. The 2008 amounts have been restated.
[5] During 2008-09, the Government made a change in accounting policy resulting in reimbursements of interest from Crown corporation general debt no longer being netted against debt servicing costs. The 2007-08 amounts have been restated.
[6] For 2005, Government Relations and Aboriginal Affairs reflects expenses for the Department of Government Relations and the Department of First Nations and Metis Relations.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Change in Net Debt 1

	For the Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Surplus	$382,617	$400,466	$292,704	$641,435	$2,388,863
Tangible Capital Assets
Acquisitions [2]	(149,751)	(221,278)	(249,510)	(284,657)	(349,349)
Amortization	103,411	134,530	141,657	146,621	151,521
Net (gain) loss on disposal [2]	143	(391)	12,722	931	5,153
Proceeds on disposal [2]	133	3,243	1,569	6,765	7,082
Write downs	0	2,927	82	1,499	11,026
Net Acquisition of Tangible Capital Assets	(46,064)	(80,969)	(93,480)	(128,841)	(174,567)
Other Non-financial Assets
Net (acquisition) use of prepaid expenses	108	337	(197)	(386)	(217)
Net acquisition of inventories held for consumption	(2,964)	(5,862)	(7,842)	(10,643)	(12,076)
Net Acquisition of Other Non-financial Assets	(2,856)	(5,525)	(8,039)	(11,029)	(12,293)
Decrease in net debt	333,697	313,972	191,185	501,565	2,202,003
Net Debt, beginning of year	(7,054,005)	(6,880,388)	(6,635,946)	(6,445,669)	(6,048,714)
Adjustment to net debt [2]	0	0	0	(103,447)	0
Transfers from government organizations	(157,859)	(69,530)	(908)	(1,163)	(1,341)
Reclassification of prepaid expenses to non-financial assets	(2,221)	0	0	0	0
Net Debt, End of Year	$(6,880,388)	$(6,635,946)	$(6,445,669)	$(6,048,714)	$(3,848,052)
[1] See Notes 1-9 commencing on page 34.
[2] During 2008-09, the Government reclassified agricultural land held for resale as tangible capital assets because this land is not expected to be sold within the next year. The 2007-08 amounts have been restated.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities 1

	For the Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Receipts
Loans
Agricultural Credit Corporation of Saskatchewan	$9,100	$0	$0	$0	$0
Information Services Corporation of Saskatchewan	13,880	10,500	30,000	11,000	3,919
Investment Saskatchewan Inc.	0	0	10,000	7,000	0
Municipal Financing Corporation of Saskatchewan [2]	9,391	3,847	0	4,946	0
Saskatchewan Crop Insurance Corporation	0	68,579	37,200	15,800	50,000
Saskatchewan Housing Corporation	0	0	0	0	31,000
Saskatchewan Opportunities Corporation	0	0	0	0	17,985
Saskatchewan Power Corporation [2]	149,929	86,312	31,809	0	125,000
Saskatchewan Property Management Corporation	5,500	0	0	0	0
Saskatchewan Telecommunications
Holding Corporation [2]	14,497	0	32,598	0	0
Saskatchewan Water Corporation	764	34,012	876	1,496	2,491
SaskEnergy Incorporated [2]	37,958	101,195	32,681	0	48,000
Other	60,810	60,224	60,855	55,883	54,440
Total Loan Receipts	301,829	364,669	236,019	96,125	332,835
Sinking Funds
Contributions [2]	25,729	69,045	32,411	28,522	20,261
Redemptions [2]	120,577	30,912	0	0	81,635
Total Sinking Fund Receipts	146,306	99,957	32,411	28,522	101,896
Other Investing Activities
Equity investment in Crown Investments
Corporation of Saskatchewan	0	0	0	0	130,000
Other [3]	1,443	905	1,509	0	0
Total Other Investing Activities	1,443	905	1,509	0	130,000
Total Receipts	$449,578	$465,531	$269,939	$124,647	$564,731

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities (concluded)

	For the Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Disbursements
Loans
Information Services Corporation of Saskatchewan	$0	$0	$18,047	$0	$0
Municipal Financing Corporation of Saskatchewan [2]	7,148	5,000	8,975	0	1,062
Saskatchewan Crop Insurance Corporation	44,579	0	0	0	0
Saskatchewan Opportunities Corporation	0	3,000	15,000	13,844	23,684
Saskatchewan Power Corporation [2]	350,000	250,000	100,000	165,000	100,000
Saskatchewan Telecommunications
Holding Corporation [2]	0	0	0	0	28,900
Saskatchewan Water Corporation	3,521	7,067	2,455	7,600	5,000
SaskEnergy Incorporated [2]	50,000	102,500	1,100	60,500	170,000
Other	70,412	64,738	58,567	63,954	48,158
Total Loan Disbursements	525,660	432,305	204,144	310,898	376,804
Sinking Funds
Contributions [2]	91,273	135,070	95,132	96,415	1,913,015
Redemptions [2]	0	0	0	0	32,793
Total Sinking Fund Disbursements	91,273	135,070	95,132	96,415	1,945,808
Other Investing Activities [3]	63	13	20	0	0
Total Disbursements	$616,996	$567,388	$299,296	$407,313	$2,322,612
Net Disbursements	$(167,418)	$(101,857)	$(29,357)	$(282,666)	$(1,757,881)
[1] See Notes 1-9 commencing on page 34.
[2] During 2008-09, the Government made a change in accounting policy resulting in loans to Crown corporations and public debt (gross debt net of sinking funds) now being presented net of government business enterprise specific debt and related sinking funds. Also, receipts on redemptions of sinking funds for Crown corporation general debt are no longer netted. The 2007-08 amounts have been restated.
[3] During 2008-09, the Government reclassified agricultural land held for resale as tangible capital assets because this land is not expected to be sold within the next year. The 2007-08 amounts have been restated.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Cash Flow 1

	For the Year Ended March 31
	2005	2006	2007	2008	2009
	(Thousands of dollars)			(restated)
Operating Activities
Surplus	$382,617	$400,466	$292,704	$641,435	$2,388,863
Non-cash items included in surplus	58,538	75,973	111,308	111,831	94,061
Net change in non-cash operating activities	231,425	6,067	(17,237)	228,384	(114,537)
Adjustment to accumulated deficit	0	10,513	0	0	0
Cash Provided by Operating Activities	672,580	493,019	386,775	981,650	2,368,387
Capital Activities
Acquisition of tangible capital assets [2]	(149,751)	(221,278)	(249,510)	(284,657)	(349,349)
Proceeds on disposal of tangible capital assets [2]	133	3,243	1,569	6,765	7,082
Cash Used for Capital Activities	(149,618)	(218,035)	(247,941)	(277,892)	(342,267)
Investing Activities
Loan Advances [3]	(525,660)	(432,305)	(204,144)	(310,898)	(376,804)
Loan Repayments [3]	301,829	364,669	236,019	96,125	332,835
Sinking fund contributions for general debt [3]	0	0	0	(96,415)	(1,913,015)
Sinking fund contributions for
Crown corporation general debt [3]	0	0	0	28,522	20,261
Sinking fund redemptions for general debt [3]	0	0	0	0	81,635
Sinking fund redemptions for
Crown corporation general debt [3]	0	0	0	0	(32,793)
Sinking fund contributions received
from Crown corporations [3]	25,729	69,045	32,411	0	0
Contributions made to sinking funds [3]	(91,273)	(135,070)	(95,132)	0	0
Government debt redemption funded from sinking funds [3]	120,577	30,912	0	0	0
Equity investment in Crown Investments
Corporation of Saskatchewan	0	0	0	0	130,000
Other [2]	1,380	892	1,489	0	0
Cash Used for Investing Activities	(167,418)	(101,857)	(29,357)	(282,666)	(1,757,881)
Financing Activities
Proceeds from general debt [3]	0	0	0	558,138	32,005
Repayment of general debt [3]	0	0	0	(646,719)	(754,791)
Proceeds from debt [3]	986,501	829,511	1,421,164	0	0
Repayment of debt [3]	(1,394,950)	(1,014,404)	(1,293,271)	0	0
Increase (Decrease) in deposits held	410,817	179,385	(850,107)	74,495	208,967
Cash Provided by (Used for) Financing Activities	2,368	(5,508)	(722,214)	(14,086)	(513,819)
Increase (Decrease) in Cash and
Temporary investments	357,912	167,619	(612,737)	407,006	(245,580)
Cash and temporary investments
beginning of year	501,675	859,587	1,027,206	414,469	821,475
Cash and Temporary Investments,
End of Year	$859,587	$1,027,206	$414,469	$821,475	$575,895
[1] See Notes 1-9 commencing on page 34.
[2] During 2008-09, the Government reclassified agricultural land held for resale as tangible capital assets because this land is not expected to be sold within the next year. The 2007-08 amounts have been restated.
[3] During 2008-09, the Government made a change in accounting policy resulting in loans to Crown corporations and public debt (gross debt net of sinking funds) now being presented net of government business enterprise specific debt. The 2007-08 amounts have been restated.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Notes to the Financial Statements
As at March 31, 2009

1.	Significant Accounting Policies

(a)	Basis of accounting

           These financial statements are prepared in accordance with generally accepted accounting principles for the public sector, as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, with the following exceptions:

•	transfers to and from the Growth and Financial Security Fund (2008 - transfers to and from the Fiscal Stabilization Fund) are included in the determination of surplus for the year; and,
•	pension liabilities are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension obligations on a cash basis.

(b)	Reporting entity

        The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law. Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

        Other government entities such as special purpose funds, government business enterprises, and other Crown corporations and agencies report separately in other financial statements. Only financial transactions to or from these other entities are included in the General Revenue Fund. The net expenses/recoveries for revolving funds' operations are charged to expense.

        Government business enterprises are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entry as their principal activity.

        The Government's Summary financial statements which include the financial activities of the General Revenue Fund and other government entities are provided separately.

(c)	Specific accounting policies

Financial assets

        Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

        Temporary investments are recorded at the lower of cost or market.

        Deferred charges include issue costs and net discounts or premiums incurred on the issue of general debt and related derivative instruments. They are recorded at cost and amortized on a straight-line basis over the remaining life of the debt issue.

        Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing. Promissory notes issued by Crown corporations are recorded at par; all other loans are recorded at cost. Loans to Crown corporations are presented net of amounts Crown corporations have contributed to sinking funds and net of government business enterprise specific debt.

        Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

        Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

Liabilities

        Liabilities are present obligations to individuals and organizations outside of the General Revenue Fund arising from transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. They consist of obligations to provide authorized transfers where any eligibility criteria have been met, to repay borrowings, to pay for goods and services acquired prior to year end, and to deliver goods or services in the future, where payment has been received.

        Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

        Public debt is recorded at par and is comprised of:

•	Government general debt which is debt issued by the General Revenue Fund to fund government spending;
•	Crown corporation general debt which is debt issued by the General Revenue Fund and subsequently loaned to a Crown corporation; and
•	Government business enterprise specific debt which is debt issued by the General Revenue Fund specifically on behalf of government business enterprises where the government expects to realize the receivables from the government business enterprises and settle the external debt simultaneously.

        On the Statement of Financial Position, public debt is presented net of government business enterprise specific debt. Debt servicing costs on the Statement of Operations are presented net of reimbursements of interest for government business enterprise specific debt.

        Certain debenture issues require contributions to a sinking fund. These obligations are recorded at principal less sinking fund balances where applicable. The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made on debt incurred on their behalf. Premiums and discounts on long term investments within these sinking funds are amortized on a constant yield basis.

        Debt issues and sinking fund investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

        Premiums, discounts, and issue costs incurred on general debt are recorded as deferred charges. Discounts, premiums and commissions on government business enterprise specific debt are netted against reimbursements by these entities.

        Unamortized foreign exchange gain or loss includes unrealized foreign exchange gains and losses resulting from conversion of general debt and sinking fund investments held in a foreign currency to the Canadian dollar equivalent at March 31. Unrealized foreign exchange gains and losses are amortized on a straight-line basis over the remaining life of the debt issue. Realized foreign exchange gains or losses resulting from general debt transactions are included in debt servicing costs.

        Guaranteed debt includes guarantees by the Minister of Finance made through specific agreements or legislation to pay all or part of the principal and/or interest on a debt obligation in the event of default by the borrower. Loss provisions on guaranteed debt are recorded as a liability and an expense when it is likely that a loss will occur. The amount of the loss provision represents the best estimate of future payments net of recoveries.

Non-financial assets

        Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed in the normal course of operations and are not for sale in the normal course of operations.

        Inventories held for consumption are recorded at cost and are expensed as they are consumed.

        Tangible capital assets are recorded at cost which includes all amounts directly attributable to the acquisition, construction, development or betterment of the asset but does not include interest. Tangible capital assets are generally amortized on a straight-line basis over the estimated useful life of each asset.

Revenue

        Revenues are recorded on the accrual basis. For corporate and individual income taxes, cash received from the federal government is used as the basis for estimating the tax revenue. Government transfers are recognized as revenue in the period during which the transfer is authorized and any eligibility criteria are met.

Expense

        Expenses are recorded on the accrual basis, except for defined benefit pension plan costs which are recorded on the cash basis. Government transfers are recognized as expenses in the period during which the transfer is authorized and any eligibility criteria are met.

(d)	Measurement uncertainty

        Measurement uncertainty is uncertainty in the determination of the amount at which an item is recognized or disclosed in financial statements. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount.

        Measurement uncertainty that may be material to these financial statements exists:

•	in corporate and individual income tax revenue totalling $2,436.2 million (2008 - $2,611.9 million) because final tax assessments may differ from initial estimates on which cash payments are based;
•	in oil and natural gas non-renewable resource revenue totalling $1,742.0 million (2008 - $1,380.0 million) because of price and production sensitivities in the royalty revenue structures;
•	in potash non-renewable resource revenue totalling $1,364.5 million (2008 - $432.8 million) because actual operating profits may differ from initial estimates;
•	in the Canada Health Transfer and Canada Social Transfer revenue totalling $1,161.8 million (2008 - $1,064.7 million) because of changes in the economic and demographic conditions in the Province and the country; and
•	in the disclosure of liabilities for defined benefit pension plans of $5,442.3 million (2008 - $5,087.8 million) because actual experience may differ from actuarial estimations.

        While best estimates are used to report items, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

2.	Temporary Investments

        The temporary investments are recorded at $895.7 million (2008 — $666.4 million), consist of investment grade money market securities and are generally for less than 30 days. Due to the short-term nature, market value approximates cost.

3.	Risk Management of Public Debt

        Funds are borrowed in both domestic and foreign capital markets by issuing Province of Saskatchewan securities. This borrowing activity finances Government operations and the activities of Crown corporations. These transactions result in exposure to four types of risk: interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

        To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained. Where market conditions dictate that other forms of debt are more attractive, opportunities are identified to use derivative financial instruments to reduce these risks. A derivative financial instrument is a contract, the value of which is based on the value of another asset or index.

        Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates. This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest.

        Floating rate debt is defined as the sum of floating rate debentures, short-term promissory notes, fixed rate debt maturing within one year and Saskatchewan Savings Bonds. Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps. There are interest rate swaps on a notional value of debt of $66.0 million (2008 — $66.0 million). At March 31, 2009, 88.0 per cent (2008 – 88.8 per cent) of the gross debt effectively carried a rate of interest that was fixed for greater than a one year period.

        Gross debt includes floating rate debt of $1,330.4 million (2008 — $1,297.0 million). A one percentage point increase in interest rates would decrease the surplus by $12.9 million in 2009-10.

        Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies. This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of a cross currency swap. At March 31, 2009, 96.9 per cent (2008 – 97.6 per cent) of the gross debt is effectively denominated in Canadian dollars.

The following foreign-denominated items have been hedged to Canadian dollars using cross currency swaps:

•	debentures totalling 1,225.0 million U.S. dollars (2008 - 1,225.0 million) fully hedged to $1,619.3 million Canadian (2008 - $1,619.3 million);
•	debentures totalling 300.0 million Swiss francs (2008 - 300.0 million) fully hedged to $274.7 million Canadian (2008 - $274.7 million); and,
•	interest payments on debentures of 275.0 million U.S. dollars (2008 - 275.0 million) hedged to Canadian dollars at an exchange rate of 1.2325 (2008 - 1.2325).

        In total, there are cross currency swaps on a notional value of debt of $2,507.5 million (2008 — $2,507.5 million). The effectiveness of these hedges is assessed on an ongoing basis by monitoring the credit ratings of the counterparties to the hedges.

        Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract. This risk is managed by dealing only with counterparties that have good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2009, 100 per cent (2008 – 100 per cent) of counterparties held a Standard and Poor’s credit rating of A or higher.

        Liquidity risk is a risk that financial commitments will not be met over the short-term. This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long-term debt issues and maintaining adequate cash reserves and short-term borrowing programs as contingent sources of liquidity.

4.	Retirement Benefits

        The Government sponsors several defined benefit pension plans and a defined contribution pension plan.

        Pension fund assets of government sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short-term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit plans

        Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years highest salary, multiplied by the years of service to a maximum of 35 years. Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

        The two main plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan (STC), Anti-TB League Employees Superannuation Plan (ATB) and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation. Obligations for allowances payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA) are part of the General Revenue Fund.

        Actuarial valuations are performed at least triennially. An actuary extrapolates these valuations when a valuation is not done in the current fiscal year. Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

        The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension fund assets are valued at market related values based on actual market values averaged over a four year period. In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long term rates of return for the individual plans.

        The Government is required to match member current service contributions for all plans except the PSSP and Judges. Separate pension funds are maintained for all plans except the PSSP and the MLA. The PSSP member contributions are deposited into the General Revenue Fund. All pension obligations arising under the PSSP and the MLA are paid from the General Revenue Fund.

        Information on the defined benefit plans is as follows:

	2009						2008
	TSP	PSSP		Others		Total	Total
Plan status	closed	closed		closed	[1]	n/a	n/a
Member contribution rate (percentage of salary)	7.85	7.00-9.00	[2]	5.00-9.00	[2]	n/a	n/a
Number of active members	2,255	1,007		59		3,321	3,879
Average age of active members (years)	54.6	55.8		57.3		55.0	54.9
Number of former members entitled to deferred pension benefits	4,780	104		12		4,896	4,993
Number of superannuates and surviving spouses	11,109	5,715		2,330		19,154	18,946
Actuarial valuation date	June 30/07	Dec. 31/08		Various		n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	3.50	3.50		3.50		n/a	n/a
Expected rate of return on plan assets (percentage)	6.90	n/a		5.75-6.00		n/a	n/a
Discount rate (percentage)	5.00	5.25		4.40-5.40		n/a	n/a
Inflation rate (percentage)	2.50	2.50		2.50		n/a	n/a
Expected average remaining service life (years)	3.7	1.5		1.5-8.0		n/a	n/a
Post-retirement index (percentage of annual increase in
Consumer Price Index)	80	70		70-75		n/a	n/a
[1] Judges is open to new membership; all other plans are closed.
[2] Contribution rate varies based on age upon joining the plan.

        Based on the latest actuarial valuations, extrapolated to March 31, 2009, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

(thousands of dollars)	2009				2008
	TSP [1]	PSSP	Others	Total	Total
Accrued benefit obligation,
beginning of year	4,981,380	1,909,437	323,970	7,214,787	7,010,426
Current period benefit cost	46,836	14,749	4,462	66,047	74,751
Plan amendment	0	0	2,339	2,339	0
Interest cost	271,638	88,391	14,653	374,682	397,103
Actuarial losses (gains)	74,190	(44,713)	(3,358)	26,119	161,120
Benefit payments	(308,245)	(111,883)	(21,914)	(442,042)	(428,613)
Accrued Benefit Obligation, End of Year	5,065,799	1,855,981	320,152	7,241,932	7,214,787
Plan assets, beginning of year	1,429,723	0	206,934	1,636,657	1,587,597
Employer contributions	58,945	108,134	5,765	172,844	141,831
Employee contributions	13,064	3,749	496	17,309	19,061
Return on plan assets	90,851	0	8,203	99,054	128,704
Actuarial gains (losses)	5,069	0	(2,001)	3,068	188,077
Benefit payments	(308,245)	(111,883)	(21,914)	(442,042)	(428,613)
Plan Assets, End of Year [2]	1,289,407	0	197,483	1,486,890	1,636,657
	3,776,392	1,855,981	122,669	5,755,042	5,578,130
Unamortized estimation adjustments [3]	(276,334)	(28,913)	(7,480)	(312,727)	(490,323)
Total Pension Liabilities [4]	3,500,058	1,827,068	115,189	5,442,315	5,087,807
[1] The TSP accrued benefit obligation includes a liability of $25.8 million (2008 - $29.6 million) relating to the TSP disability provision. The TSP had a negative actual rate of return on plan assets of 12.9 per cent (2008 - positive 0.7 per cent).
[2] At March 31, 2009, the market value of plan investments was $1,328.6 million (2008 - $1,750.7 million). Of this amount 42.5 per cent (2008 - 42.6 per cent) was invested in fixed income securities and 42.2 per cent (2008 - 45.6 per cent) in equity investments.
[3] Unamortized estimation adjustments are amoritzed against the net obligation over periods ranging from 3.7 to 5.7 years for the TSP, from 1.5 to 7.7 years for the PSSP, and from 1.5 to 10.0 years for the other plans. These represent the expected average remaining service life of active plan members at the time the estimation adjustments arose.
[4] Changes in assumptions can result in significantly higher or lower estimates of pension liabilities. A one percentage point decrease in the discount rate would result in a $603.1 million and $209.4 million increase in the pension liabilities for the TSP and the PSSP respectively, and a one percentage point increase would result in a $497.5 million and $174.9 million decrease in the pension liabilities for the TSP and the PSSP respectively.

Defined contribution plans

        Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary.

        The Government sponsors the Public Employees Pension Plan (PEPP), a multi-employer defined contribution plan. Employers are required to provide contributions at specific rates for employee current service. The General Revenue Fund has fully funded its share of contributions. The General Revenue Fund also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP), sponsored by the Saskatchewan Teachers’ Federation.

        Information on the defined contribution plans to which the General Revenue Fund contributes is as follows:

	2009				2008
	PEPP		STRP [1]	Total	Total
Plan status	open		n/a	n/a	n/a
Member contribution rate (percentage of salary)	5.00-9.00	[2]	n/a	n/a	n/a
Government contribution rate (percentage of salary)	6.00-9.00	[2]	n/a	n/a	n/a
Number of active members, all employers	31,532		n/a	31,532	31,263
General Revenue Fund participation
Number of active members	16,542		n/a	16,542	16,197
Member contributions (thousands of dollars)	47,756		n/a	47,756	47,486
Government contributions (thousands of dollars)	51,623		46,150	97,773	92,698
[1] The STRP is a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.
[2] Contribution rate varies based on employee group.

Pension expense

Pensions are accounted for on a cash basis. The pension liabilities are not recorded in the financial statements.

(thousands of dollars)	2009	2008
Defined benefit plans	172,844	141,831
Defined contribution plans	97,773	92,698
Total Pension Expense	270,617	234,529

5.	Contingencies

        Guaranteed debt

        The Minister of Finance has guaranteed the debt of others of $20.3 million (2008 — $25.2 million).

        Lawsuits

        Up to $36.2 million may be paid depending on the outcome of lawsuits in progress.

        Crop Insurance Liability

        The Saskatchewan Crop Insurance Corporation administers the federal/provincial Crop Insurance Program. Premiums for the program are paid by the General Revenue Fund, the federal government and producers. A portion of the premiums are required to be paid to reinsurance funds established by the Province and the federal government. In certain circumstances, the reinsurance funds pay benefits to the Corporation.

        In any year, where crop insurance indemnities exceed net premiums and any crop insurance fund balance, the shortfall is derived from one or both of the Crop Reinsurance Fund of Saskatchewan and the Crop Reinsurance Fund of Canada for Saskatchewan.

        At March 31, 2009, the Crop Reinsurance Fund of Saskatchewan had a deficiency of $3.3 million (2008 — $72.3 million). Crop insurance premiums are actuarially set to cover indemnities over the long term. In the event that the deficiency in the Saskatchewan reinsurance fund cannot be recovered from future premiums, the General Revenue Fund is required to pay the deficiency.

6.	Contractual Obligations

        Significant contractual obligations include:

•	Contracts for highway improvement, $147.6 million over two years;
•	Capital grant projects, over the next 15 years, $39.8 million;
•	Construction contracts, $44.9 million over five years;
•	Aerial fleet renewal, for fire suppression, $31.4 million over two years;
•	Building Communities Program agreements, $31.4 million over three years;
•	Computer service agreements, $59.8 million over five years;
•	Vehicle and machinery purchases, $7.6 million;
•	Treaty land entitlement agreements valued at approximately $13.6 million over five years; rural municipality and school division tax loss compensation of approximately $13.0 million as land achieves reserve status over the course of the agreements;
•	Research and development projects for agriculture technology and opportunities in the agri-food industry, $28.5 million over five years;
•	Saskatchewan Association of Rehabilitation Centres, for beverage container collection and recycling, $21.7 million;
•	Projects to expand innovation and enhance the competitive ability of the Saskatchewan economy, $9.4 million over four years;
•	Go Green environmental projects, $12.7 million over five years; and,
•	Operating and capital lease obligations as follows:

(thousands of dollars)	Operating	Capital
Future minimum lease payments
2009-10	36,621	12,009
2010-11	32,719	11,446
2011-12	28,549	9,646
2012-13	24,511	6,521
2013-14	20,870	1,801
Thereafter	65,070	6,124
	208,340	47,547
Interest and executory costs	0	(20,429)
Total Lease Obligations	208,340	27,118

7.	Related Party Transactions

        Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

        Transactions include transfers to related parties of $3,735.1 million (2008 — $2,980.9 million).

        Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms. These transactions include:

•	payments to Saskatchewan Telecommunications Holding Corporation of approximately $26.2 million (2008 - $27.6 million); and,
•	taxation and non-renewable resource revenue received from related parties during 2008-09 of approximately $88.5 million (2007-08 — $83.3 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

8.	Trust Funds

        Trust assets are administered but not owned by the Government and the Government has no equity in the funds.

        Trust fund assets held and administered by the General Revenue Fund are as follows:

(thousands of dollars)	2009	2008
Pension plans	6,781,544	7,993,766
Public Guardian and Trustee of Saskatchewan	140,575	154,451
Other	45,917	37,338
Total Trust Fund Assets [1]	6,968,036	8,185,555
[1] Amounts are based on the latest financial statements of the funds closest to March 31, 2009, where available.

9.	Debt Retirement Fund

        This fund was established pursuant to The Growth and Financial Security Act and is an accounting of the surpluses of the General Revenue Fund commencing April 1, 2008.

(thousands of dollars)	Budget	Actual
Debt Retirement Fund, beginning of year	0	0
Surplus for the year	250,000	2,388,863
Debt Retirement Fund, End of Year	250,000	2,388,863

10.	Change in Accounting Policy

        During 2008-09, the Government made a change in accounting policy to comply with the recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants for long term debt. On the Statement of Financial Position, public debt and loans to Crown corporations are now presented net of government business enterprise specific debt. Additionally, reimbursements of interest from Crown corporation general debt are no longer netted against debt servicing costs. The Government has retroactively restated comparative figures for this change in accounting policy. The effect of this restatement in the current and prior periods is:

•	a decrease in loans to Crown corporations and a decrease in public debt of $3,036.0 million (2008 - $2,933.2 million); and,
•	an increase in interest revenue and an increase in debt servicing costs of $26.0 million (2008 - $18.5 million).

11.	Adjustment to Net Debt

        During 2008-09, it was determined that agricultural land held for resale, previously presented as a financial asset, is more appropriately classified as tangible capital assets because this land is not expected to be sold within the next year. This change has been applied retroactively with restatement. As a result, net debt at April 1, 2007 has increased by $103.4 million. The effect of this restatement is a $86.3 million (2008 — $99.0 million) decrease in agriculture land held for resale and a corresponding increase in tangible capital assets.

12.	Budget Figures

        Certain of the 2009 budget revenue figures have been reclassified to conform with the presentation of actual figures. The reclassification is a result of:

•	corporation capital tax being split into two components. Resource surcharge has been moved to non-renewable resources and the remaining component of capital tax has been included with other taxes; and
•	liquor consumption tax being moved from sales tax to other taxes.

        The information below reconciles the 2009 budget presented in the Statement of Operations to the 2008-09 Estimates approved by the Legislative Assembly:

(thousands of dollars)	2009
	Estimates	Adjustment	Statement of Operations
Taxation
Corporation capital	444,100	(444,100)	0
Provincial Sales	979,800	(61,800)	918,000
Other	109,500	139,700	249,200
Total Taxation	4,679,000	(366,200)	4,312,800
Non-renewable Resources
Resource surcharge	0	366,200	366,200
Total Non-renewable Resources	1,906,900	366,200	2,273,100

13.	Comparative Figures

        Certain of the 2008 figures have been reclassified to conform with the current year presentation. With regard to expenses, the figures are reported on the same basis as the Estimates for the prior year.

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2009 (unaudited)

A.	Term Debt Issued to the Public

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

August 3/04	June 17/09	4.00-5.50	Canadian	26,000,000
(If not redeemed by the holder on June 17, 2009, this note matures on June 17, 2019; This note pays interest at 4.00% to June 17, 2009 and 5.50% thereafter; annual sinking fund)
July 15/04	July 15/09	2.5	Canadian	3,810,600
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2005)
September 24/02	September 24/09	4.75	Canadian	250,000,000
(Non Callable)
November 12/99	November 12/09	6.50	Canadian	250,000,000
(Non Callable; annual sinking fund)
January 18/90	January 18/10	10.00	Canadian	300,000,000
(Non Callable; annual sinking fund)
July 15/05	July 15/10	2.5	Canadian	7,765,900
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2006)
September 1/00	September 1/10	6.15	Canadian	550,000,000
(Non Callable; annual sinking fund)
July 15/06	July 15/11	4.0	Canadian	51,680,500
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2007)
June 10/03	September 5/11	4.75-5.80	Canadian	104,500,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 4.75% to September 5, 2011, and 5.80% thereafter; annual sinking fund)
July 15/07	July 15/12	4.20	Canadian	180,673,800
(Redeemable annually at the option of the holder or at any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2008)
September 20/02	December 3/12	5.25	Canadian	350,000,000
(Non Callable; annual sinking fund)
February 2/93	February 1/13	7.613	Canadian	568,212,000
(The original 8% $400,000,000 U.S. debentures have been swapped into Canadian dollars at an interest rate of 7.613%; Non Callable; annual sinking fund)
June 17/03	June 17/13	4.75	Canadian	200,000,000
(Non Callable; annual sinking fund)
July 20/93	July 15/13	7.753 7.809 7.375	Canadian Canadian U.S.	228,639,500 97,147,500 50,000,000
($175,000,000 and $75,000,000 U.S. of the 7.375% debenture issue have been swapped into Canadian dollars at an interest rate of 7.753% and 7.809% respectively. Interest payments on the remaining $50,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 7.912%; Non Callable; annual sinking fund)
July 15/08	July 15/13	2.50	Canadian	3,310,300
(Redeemable annually at the option of the holder or at any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2009)
September 30/03	December 3/13	4.90	Canadian	200,000,000
(Non Callable; annual sinking fund)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)
June 22/04	June 3/14	5.25	Canadian	300,000,000
(Non Callable; annual sinking fund)
June 3/05	December 3/15	4.25	Canadian	200,000,000
(Non Callable; annual sinking fund)
November 15/05	January 15/16	4.305	Canadian	274,654,700
(This issue was reopened on December 21, 2006, and an additional 100,000,000 Swiss Franc debentures were sold and swapped into Canadian dollars at an interest rate of 4.298%. The original 2.125% 200,000,000 Swiss Franc debentures have been swapped into Canadian dollars at an interest rate of 4.309%; Non Callable; annual sinking fund)

August 23/06	August 23/16	4.50	Canadian	300,000,000
(Non Callable; annual sinking fund)
September 17/96	September 17/16	8.07	Canadian	11,394,000
(Non Callable; Serial Note payable in annual instalments)
September 5/07	September 5/17	4.65	Canadian	200,000,000
(Non Callable; annual sinking fund)
June 17/04	June 17/19	5.5	Canadian	33,000,000
(After June 17, 2014, this note pays interest at the three month BA rate less 0.245%; Non Callable; annual sinking fund)
December 20/90	December 15/20	9.653 10.08 9.965 9.375	Canadian Canadian Canadian U.S.	65,972,500 126,600,000 128,797,500 45,000,000
($55,000,000, $100,000,000 and $100,000,000 U.S. of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 9.653%, 10.08% and 9.965% respectively; Interest payments on the remaining $45,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.653%. Non Callable; annual sinking fund)
February 26/91	February 15/21	9.254 9.125	Canadian U.S.	147,600,000 80,000,000
($120,000,000 U.S. of this debenture has been swapped into Canadian dollars at an interest rate of 9.254%. Interest payments on the remaining $80,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.254%; Non Callable; annual sinking fund)
February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)
July 21/92	July 15/22	8.942 8.5	Canadian U.S.	256,320,000 100,000,000
($200,000,000 U.S. of the 8.5% debentures have been swapped into Canadian dollars at an interest rate of 8.942%. Interest payments on the remaining $100,000,000 have been swapped into Canadian dollars at an interest rate of 8.497%; Non Callable; annual sinking fund)
May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)
December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)
March 24/99	March 05/29	5.6	Canadian	60,000,000
(Non Callable; annual sinking fund)
February 17/00	January 25/30	6.25	Canadian	25,000,000
(Non Callable; annual sinking fund)
January 25/00	January 25/30	6.35	Canadian	199,995,000
(Non Callable; annual sinking fund)
December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)
February 13/02	February 13/32	6.30	Canadian	29,954,000
(Non Callable; annual sinking fund)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

May 12/03	September 5/33	5.80	Canadian	450,000,000
(Non Callable; annual sinking fund)
August 12/04	September 5/35	5.60	Canadian	400,000,000
(Non Callable; annual sinking fund)
February 15/05	March 5/37	5.00	Canadian	425,000,000
(Non Callable: annual sinking fund)
May 26/06	June 1/40	4.75	Canadian	850,000,000
(Non Callable; annual sinking fund)
September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.	Debentures Issued to Minister of Finance of Canada

Date of Issue	Date of Maturity	Interest Rate %	Amount Outstanding
Re: Canada Pension Plan [1]
April 1989-March 1990	April 2009-March 2010 [2]	9.90	101,867,000
April 1990-March 1991	April 2010-March 2011 [2]	10.85	90,318,000
April 1991-March 1992	April 2011-March 2012 [2]	9.92	90,664,000
April 1992-March 1993	April 2012-March 2013 [2]	9.37	62,705,000
April 1999-March 2000	April 2019-March 2020 [2]	6.34	46,335,000
April 2000-March 2001	April 2020-March 2021 [2]	6.54	75,553,000
April 2002-March 2003	April 2022-March 2023 [2]	5.89	41,182,000
April 2003-March 2004	April 2023-March 2024 [2]	5.48	40,189,000
April 2005-March 2006	April 2015-March 2036 [2]	4.63	20,654,000
April 2006-March 2007	April 2011-March 2027 [2]	4.58	99,655,000
April 2007-March 2008	April 2017-March 2028 [2]	4.65	35,491,000
April 2008-March 2009	April 2013-March 2039 [2]	4.49	40,484,000
Total			$ 745,097,000

1	Debentures issued to the CPP have a 5-30-year maturity, are callable at the option of the Province and are redeemable in certain circumstances. The interest rates have been prepared on a weighted average basis.
2	Subject in part to annual sinking funds; equity in sinking funds at March 31, 2009 $319,476,711.

Summary

Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$9,819,944
Debentures Issued to Minister of Finance of Canada	745,097
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	346,555
Term Debt Outstanding
Promissory Notes Outstanding	154,197
Gross Debt	$11,065,793

CROWN CORPORATIONS

Introduction

        Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, financial services and other goods and services. Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation or grant to cover costs of administration and other expenses.

        Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (GRF). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

        Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost. Loans and equity investments are written down to their estimated net realizable value.

        For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (CIC)

        Introduction.   CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993. CIC is wholly owned by the Government of Saskatchewan. CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council. As at December 31, 2008 there were thirteen corporations so designated.

        Fiscal Year 2008 Highlights — Non-Consolidated Basis.  CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses. The results of these transactions are reflected in CIC’s Non-Consolidated Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year.

        Non-consolidated net earnings in 2008 were $749.2 million compared to $576.9 million in 2007. The $172.3 million increase was primarily the result of increased dividend revenue of $552.3 million offset by the decrease in revenue from investments of $373.6 million due to a gain on sale of NewGrade Energy Inc. (NewGrade) in 2007 of $383.1 million. Increased dividend revenue was due a dividend from Investment Saskatchewan Inc. of $543.0 million which was paid from proceeds from the sale of their investment in Saskferco Products Inc.

        The following dividends were declared to CIC in 2008:

Millions
Saskatchewan Telecommunications Holding Corporation (SaskTel)	$78,896
SaskEnergy Incorporated (SaskEnergy)	42,900
Saskatchewan Power Corporation (SaskWater)	46,007
Investment Saskatchewan Inc.	542,996
Information Services Corporation (ISC)	21,051
Saskatchewan Gaming Corporation (SGC)	15,320
Saskatchewan Government Insurance (SGI)	26,228
$773,398

Dividends declared to CIC in 2007 totalled $221.1 million.

        Expenses, including grants to subsidiary Crown corporations and public policy expenditures, were $52.5 million in 2008 (2007 — $44.1 million). The $8.4 million increase was mainly due to an increase in administrative expenses of $6.9 million primarily due to increased program funding. Grants to Crown corporations were $30.4 million (2007 — $28.9 million) and operating expenses were $22.1 million (2007 — $15.2 million).

        Operating costs increased by $6.8 million during 2008 relative to the prior year. The increase is primarily due to an increase in salary and benefits and increased program funding.

        During 2008 CIC provided $30.5 million (2007 — $28.9 million) in grant funding to Crown and subsidiary Corporations. During 2008, CIC provided: $15.1 million in grants to STC which included $6.6 million for construction of its new bus terminal and head office in Regina; $6.2 million for operations and $2.3 million for capital requirements; $7.6 million in grants to SaskEnergy as part of the Saskatchewan Energy Share Program; $4.5 million in grants to SaskTel to fund FleetNet, a provincial emergency communications network; $2.1 million in grants to SaskPower for carbon capture and demonstration projects; and $1.0 million in grants to Gradworks Inc. to fund its internship program.

        CIC does not carry any debt and did not have any asset write-downs in either 2008 or 2007.

        In November 2005, CIC established the Entrepreneurial Foundation of Saskatchewan and the Saskatchewan Entrepreneurial Fund to assist with the development and growth of small businesses in the province. CIC provided $2.2 million in 2008 in capital for investment purposes. CIC’s funding of this program ends in 2010.

        In May 2006, CIC established the First Nations and Métis Fund to improve participation by First Nations and Métis people in the economy by investing in Saskatchewan-based First Nations and Métis businesses. During the year CIC did not advance any capital to the fund. CIC will provide up to $20 million for the Fund over the next two years. The Fund will make investments of between $1 million and $3 million in new or expanding businesses, which are majority-owned or controlled by First Nations or Métis people.

        CIC, through its wholly-owned subsidiary, CIC Apex Equity Holdco Ltd., entered into a joint venture agreement with Apex Investment GP Inc., PFM Capital Inc., Conexus Credit Union 2006, Cornerstone Credit Union and Innovation Credit Union to establish Apex Investment Limited Partnership (APEX). APEX was established on February 1, 2007 to focus on debt and equity investments, up to $3 million per investment, in Saskatchewan small and medium-sized businesses. The objective of APEX is to realize long-term capital appreciation from its investments. CIC Apex Equity Holdco Ltd. holds a 60 per cent joint venture interest in APEX and is committed to fund Apex to a maximum of $60 million. To December 31, 2008, CIC has invested $9.5 million in capital in APEX through CIC Apex Equity Holdco Ltd.

        Fiscal Year 2008 Highlights — Consolidated Basis.  The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations. The corporations provide a wide variety of services and sell various commodities in both domestic and international markets. The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

        For the year ended December 31, 2008, CIC reported consolidated net earnings of $977.0 million on total revenues of $4.8 billion, compared to consolidated net earnings of $696.3 million on total revenues of $4.5 billion (restated) in 2007. Net earnings from ongoing operations (earnings before public policy expenditures, income taxes, non-recurring items and discontinued operations) were $339.9 million (2007 — $381.6 million).

        Consolidated earnings increased $280.7 million from the prior year. Variances in earnings in the CIC Crown sector were as follows:

•	SaskPower earnings of $63.5 million decreased by $74.8 million from 2007 primarily due to higher expenses related to: increased fuel and purchased power costs caused by higher generation requirements in support of increased sales volumes, higher average fuel prices, and unfavourable fuel mix variances; and an incremental $15.6 million in unrealized losses from natural gas management activities relative to 2007.

•	SaskTel earnings of $121.4 million were $37.3 million higher than 2007 primarily driven by continued strong customer growth in cellular, Max™ Entertainment, internet services, Hospitality Network Canada Inc., DirectWest Corporation and SecurTek Monitoring Solutions Inc. which was only partially offset by reductions in local access and long distance services.

•	SaskEnergy earnings of $29.2 million were $58.9 million lower than 2007 primarily due to an increase of $44.5 million in unfavourable fair value adjustments related to price management tools used in the purchase and sale of natural gas.

•	SGI earnings of $40.4 million increased $5.3 million from 2007 primarily due to lower losses from summer storm activity in Saskatchewan.

•	Investment Saskatchewan earnings of $691.0 million increased $679.5 million relative to 2007 due to a $679.8 million gain on sale of Saskferco Products Inc. (Saskferco).

•	Effective April 1, 2008, SGC was designated a CIC Crown Corporation and contributed $19.1 million in net earnings since that date.

•	CIC (Non-Consolidated) earnings of $749.3 million increased $172.4 million compared to 2007 mainly due to increased dividend revenue of $552.3 million primarily resulting from a dividend of $543.0 million from Investment Saskatchewan related to the sale of Saskferco. This higher dividend revenue was partially offset by decreased revenue from investments of $373.6 million due mainly to the non-recurring $383.1 million gain on sale of NewGrade realized in 2007. Dividends are from subsidiary Crown Corporations and are eliminated on consolidation.

•	CIC sold its investment in NewGrade on November 1, 2007 and therefore discontinued inclusion of its earnings results since that date.

        In 2009, CIC expects to declare a dividend of $480.0 million (2008 — $365.0 million) to the GRF.

        During 2008, capital expenditures made by CIC and the Crown corporations under its purview totaled $721.0 million compared to $551.3 million spent in 2007. Taxes and resource payments made by the corporations were $128.6 million in 2008 compared to $103.0 million in 2007. Total consolidated assets administered by CIC were $10.6 billion as at December 31, 2008, an increase of approximately $1.0 billion from assets under administration at December 31, 2007.

        On July 26, 2000, the Saskatchewan Rate Review Panel (SRRP) was established with a mandate to conduct a review and provide an opinion on the fairness and reasonableness of proposed Crown corporation monopoly rate changes, referred to the SRRP by the Minister of Crown Investments Corporation, considering the interests of the customer, the Crown corporation, and the public.

        SRRP considered two rate applications in 2008. In July 2008, SaskEnergy submitted an application to increase its commodity rate from $6.57 per gigajoule (GJ) to $10.21/GJ. The application was revised downward in August to $8.71/GJ to reflect market changes. SRRP recommended the revised rate and Cabinet approved a further reduced rate of $8.51/GJ due to further decline in the forward prices of the commodity. The rate adjustment was effective October 1, 2008.

        In July 2008, SaskEnergy submitted an application to increase its delivery rate by an average 5.8 per cent. SRRP concurred with SaskEnergy’s recommendation and Cabinet approved the rate increase in October 2008.

        In September 2009, SaskEnergy submitted an application to adjust both its commodity rate and its delivery rate. In November 2009, SRRP recommended SaskEnergy’s request to reduce its commodity rate, and Cabinet approved the commodity rate decrease of 12.6 per cent effective November 1, 2009. SRRP is expected to complete its report on SaskEnergy’s request for a delivery rate increase in January 2010.

        CIC administers thirteen subsidiary Crown corporations, including one wholly owned subsidiary incorporated under The Business Corporations Act (Saskatchewan). CIC also holds a major investment in NewGrade. Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

        As at December 31, 2008, the following thirteen active Crown corporations were under CIC’s purview: Information Services Corporation of Saskatchewan, Investment Saskatchewan Inc., Saskatchewan Development Fund Corporation, Saskatchewan Gaming Corporation, SGGF Management Corporation, Saskatchewan Government Insurance, Saskatchewan Opportunities Corporation, Saskatchewan Power Corporation, Saskatchewan Telecommunications Holding Corporation, Saskatchewan Telecommunications (a subsidiary of SaskTel), Saskatchewan Transportation Company, Saskatchewan Water Corporation, and SaskEnergy Incorporated. Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

        Saskatchewan Power Corporation.  SaskPower provides the generation, purchase, transmission, distribution and sale of electricity and related products and services.

        Consolidated net earnings in 2008 of $63.5 million (2007 — $138.3 million) decreased primarily due to increased operating costs and unrealized losses on natural gas hedges partially offset by an improvement in revenue.

        Operating revenues in 2008 of $1,489.2 million (2007 — $1,469.2 million) increased due to higher sales volumes to Saskatchewan customers.

        Operating expenses in 2008 of $1,425.7 million (2007 — $1,330.9 million) increased primarily due to rising fuel and purchased power costs as a result of an unfavourable change in the fuel mix and higher average fuel prices.

        Gross long-term debt of $2,578.3 million (2007- $2,565.6 million) was up due to the additional borrowing of $353.2 million to finance SaskPower’s capital program. This increase was offset by $340.3 million in debt repayments during the year.

        SaskPower invested $422.0 million (2007 — $279.9 million) in various capital projects including new generation, customer connects and the life extension of existing infrastructure.

        The debt ratio of 60.7 per cent (2007 — 59.7 per cent) was up 1% from 2007 due to an expanded capital program to meet higher demand for electricity and to replace aging infrastructure.

        Return on equity of 6.0 per cent (2007 — 9.3 per cent) decreased due to the reduction in earnings.

        The dividend declared to CIC of $46.0 million (2007 — $97.0 million) decreased due to a corresponding decrease in earnings and a reduction in the dividend rate.

        Saskatchewan Telecommunications Holding Corporation.  SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed internet, entertainment and multimedia services, security, secure electronic transactions, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network. The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan 100 years. Saskatchewan Telecommunications’ operations are regulated by the Canadian Radio-television and Telecommunications Commission. The Corporation also maintains investments in companies that provide directory publishing, remote security monitoring, system design, project management, engineering consulting, software sales, multimedia, cable television, transaction clearing house, wireless point of sale, broadband Internet streaming, advertising services, and telecommunication to business customers in British Columbia, Alberta, Ontario and Quebec. Through interconnection agreements with the Canadian telecommunication industry – primarily Bell Canada – the Corporation is part of the national and global communications network.

        Net income for the year was $121.4 million, up $37.3 million from 2007. Income from operations was $141.7 million and cash provided by operating activities was $266.3 million, which enabled SaskTel to once again self-finance most of its capital expenditures, debt obligations and dividend requirements.

        Operating revenues for the year were $1,137.8 million, up $76.1 million from 2007. The increase was primarily driven by continued strong customer growth in cellular, Max™ Entertainment and internet services, and by growth in Hospitality Network Canada Inc., DirectWest Corporation and SecurTek Monitoring Solutions Inc. Increases in these services were partially offset by reductions in local access and long distance services.

        Operating expenses for the year were $996.1 million, up $41.5 million from 2007. The increase was driven primarily by increased expenses to support cellular and Max™ Entertainment Services revenue growth, and increases to depreciation and amortization expenses. A one-time cost relating to a write-down of SaskTel’s out of province assets also contributed to the increase in operating expenses. These increases were partially offset by a reduction in restructuring charges.

        Interest costs were $23.1 million, down $1.9 million from 2007, primarily due to reduced debt levels for most of the year and increased sinking fund earnings.

        Debt increased to $362.8 million, up $10.4 million from 2007 due to the issuance of short-term debt at the end of the year partially offset by the repayment of long-term debt.

        Capital expenditures for the year were $217.1 million, up $41.7 million from 2007, due to the purchase of wireless spectrum of $66.0 million, partially offset by a reduction in property, plant and equipment expenditures. SaskTel’s property, plant and equipment spending in 2008 was $147.5 million, down $24.7 million from 2007. The decrease is driven by planned spending reductions in the Efficient Activation & Sales Integration (EASI) program, the Access/Core Network program and the CDMA Expansion Phase III program as well as construction efficiencies in the Next Generation Access Infrastructure (NGAI) program, partially offset by investment to support SaskTel’s bandwidth infrastructure, designed to support customer requirements in established services such as Max™ Entertainment Services, high speed internet as well as all future Internet Protocol (IP) Service needs.

        The debt ratio is 27.3 per cent down 0.4 percentage points from 2007 as a result of: repayment of long-term debt and increased sinking funds, partially offset by increased short-term debt and reduced cash and short-term investments.

        Return on equity is 15.7 per cent up 3.9 percentage points from 2007, consistent with higher earnings.

        Dividends of $78.9 million were declared in 2008 (2007 — $30.0 million).

        SaskEnergy Incorporated.  SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan. In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

        Net income of $29.2 million (2007 — $88.1 million) decreased primarily due to unfavourable fair value adjustments related to price management tools used by SaskEnergy in the purchase and sale of natural gas. In 2008, there were unfavourable fair value adjustments of $24.7 million (2007 — $19.7 million favourable fair adjustments). Realized net income before the effects of the fair value adjustments was $53.9 million (2007 — $68.1 million).

        Revenues of $1,316.7 million (2007 — $1,170.5 million) were higher as sales both to utility customers and for gas marketing activities increased due to incremental sales volumes and higher natural gas prices. Also, delivery revenue increased as a result of growth in volumes of natural gas distributed to customers combined with a delivery rate increase.

        Expenses of $1,287.5 million (2007 — $1,082.4 million) increased as higher prices paid for natural gas and increased volumes sold resulted in both higher commodity cost of gas sold and gas marketing cost of gas sold.

        SaskEnergy incurred a loss on commodity sales of $37.9 million (2007 — $27.2 million gain). SaskEnergy utilizes a natural gas purchase price risk management program to assist in managing the volatility of natural gas purchase prices and may use various natural gas derivative contracts. The related fair value adjustments of these contracts are included in commodity cost of gas sold. In 2008, the net effect of the fair value adjustments was to increase the cost of gas sold, thus decreasing the commodity margin, by $47.5 million (2007 — $17.9 million decrease in cost of gas sold).

        Debt, which includes short-term and long-term debt, increased to $916.9 million (2007 — $796.9 million) as a result of debt issues used to fund capital expenditures and purchases of natural gas inventory.

        Capital investment was $123.7 million (2007 — $99.6 million) with the majority spent on ensuring the safe and reliable operation of over 80,000 kilometres of transmission and distribution systems.

        SaskEnergy’s debt ratio was 66.5 per cent (2007 — 62.8 per cent) which coincides with the increase in debt.

        Return on equity of 12.5 per cent (2007 — 15.4 per cent) decreased corresponding with the lower net income.

        Dividends were declared to CIC of $42.9 million (2007 — $53.0 million).

        In July 2008, SaskEnergy submitted an application to increase its commodity rate from $6.57 per gigajoule (GJ) to $10.21/GJ. The application was revised downward in August to $8.71/GJ to reflect market changes. SRRP recommended the revised rate and Cabinet approved a further reduced rate of $8.51/GJ due to further decline in forward prices of the commodity. The rate adjustment was effective October 1, 2008.

        In July 2008, SaskEnergy submitted an application to increase its delivery rate by an average 5.8 per cent. SRRP concurred with SaskEnergy’s recommendation and Cabinet approved the rate increase in October 2008.

        In September 2009, SaskEnergy submitted an application to adjust both its commodity rate and its delivery rate. In November 2009, SRRP recommended SaskEnergy’s request to reduce its commodity rate, and Cabinet approved the commodity rate decrease of 12.6 per cent effective November 1, 2009. SRRP is expected to complete its report on SaskEnergy’s request for a delivery rate increase in January 2010.

Major Wholly Owned Subsidiary

        Investment Saskatchewan Inc.  Investment Saskatchewan Inc. provides investment capital and financing, and manages portfolios of commercially viable investments. Investment Saskatchewan was incorporated under The Business Corporations Act (Saskatchewan) on November 14, 1979 as a wholly-owned subsidiary of Crown Investments Corporation of Saskatchewan (CIC), a Provincial Crown corporation. Effective September 3, 2003 by Order in Council 700/2003, which made effective The Crown Corporation Amendment Regulations, 1993, Investment Saskatchewan was designated a subsidiary Crown corporation of CIC to which the provisions of The Crown Corporations Act, 1993 apply.

        Net income of $691.0 million (2007 — $11.5 million) significantly increased due to a $679.8 million gain from the sale of the Corporation’s investment in Saskferco Products Inc. (Saskferco) in the final quarter of 2008.

        Revenue of $893.0 million in 2008 was significantly higher than the $217.2 million reported in 2007 due to the gain on sale of Saskferco.

        Expenses of $164.1 million in 2008 decreased from $190.1 million reported in 2007. The 2007 results included expenses incurred by the operations of Meadow Lake Pulp Limited Partnership (MLPLP) business for a portion of the year.

        Long term debt decreased to $59.2 million from $60.8 million at the end of 2007.

        Capital spending for property, plant and equipment of $0.3 million in 2008 was significantly lower than the $7.8 million experienced in 2007 due to reduced capital expenditures by consolidated entities.

        Investment disbursements of $21.4 million in 2008 were lower than the $60.6 million reported in 2007 due to decreased new investment activity.

        The provision for environmental liabilities increased by $48.2 million in 2008 to $85.7 million compared to $37.5 million reported in 2007. The majority of this increase was due to the result of an independent engineering assessment which provided anticipated environmental remediation costs for the ERCO chemical site previously owned by PAPCO. Investment Saskatchewan is a successor corporation to PAPCO which was previously a separate Crown corporation.

        Effective July 1, 2009, Investment Saskatchewan management resumed in-house management of all assets held within its purview.

        On September 10, 2009, Investment Saskatchewan Inc. was de-designated as a Crown corporation and will continue as a Business Corporation Act corporation under the name CIC Asset Management Inc.

        Investment Saskatchewan’s significant holdings are discussed below:

        Saskferco Products Inc. (Saskferco).  Saskferco is a nitrogen-based fertilizer plant located near Belle Plaine, Saskatchewan, that was until October 1, 2008 owned by Investment Saskatchewan (49 per cent), The Mosaic Company (50 per cent), and Citibank Canada (1 per cent).

        On October 1, 2008, the Corporation sold its 49.5 per cent interest in Saskferco for net proceeds of $816.9 million resulting in a gain of $679.8 million. The Corporation received $782.5 million in cash during the year from the sale with the remaining $36.4 million plus interest held in escrow until 2009 pending escrow adjustments and payment of other fees of $2.0 million.

        Meadow Lake Pulp Limited Partnership (MLPLP).  MLPLP operates one of the world’s first zero-effluent chemithermomechanical pulp mills. CIC Pulp Ltd., a wholly-owned share capital subsidiary of Investment Saskatchewan, owns 50 per cent of MLPLP, with Millar Western Industries Ltd. holding the remaining 50 per cent. The state-of-the-art, environmentally friendly mill is located near Meadow Lake. Its wood pulp is sold in Canada, the United States and offshore. In April 2005, Investment Saskatchewan purchased $52.0 million in guaranteed debt from MLPLP’s debt issuers. As a result, outstanding guarantees by Investment Saskatchewan were replaced with direct financing by Investment Saskatchewan. MLPLP has experienced negative earnings impacts due to lower pulp prices, a strong Canadian dollar, and energy costs. During 2005, Investment Saskatchewan made loan provisions totalling $124.9 million on its investment in MLPLP.

        On December 28, 2005, MLPLP obtained creditor protection under the Companies’ Creditors Arrangements Act (CCAA) to provide time to investigate all options with respect to the future of the mill including the development of a cost reduction plan and pursuing potential purchasers of the mill. On January 9, 2006, Investment Saskatchewan approved the provision of up to $15 million in Debtor-in-Possession (DIP) financing to the pulp mill. The purpose of this temporary short-term liquidity facility was to assist the pulp mill in its restructuring efforts.

        On January 11, 2007 the Saskatchewan Court of Queen’s Bench approved a transaction between MLPLP and Investment Saskatchewan with 6551017 Canada Ltd. for the sale of the fixed assets and raw materials inventory of MLPLP. The sale transaction closed on January 23, 2007. Investment Saskatchewan continues to own 20 per cent of the successor corporation Meadow Lake Mechanical Pulp.

Major Investment

        NewGrade Energy Inc. (NewGrade).  On September 5, 2007, CIC announced that it had reached an agreement with a third party to purchase the Corporation’s 50 percent interest in NewGrade for $325.0 million plus cash surplus on NewGrade’s 2007 earnings. This agreement was subject to Consumers’ Co-operative Refineries Ltd.‘s (CCRL) right of first refusal. On September 26, 2007 CCRL notified CIC that it would purchase CIC’s interest in NewGrade. On November 1, 2007 the Corporation completed the sale of NewGrade which resulted in net proceeds of $383.1 million, generating a gain on sale of $250.1 million on CIC’s consolidated financial statements.

Crown Investments Corporation of Saskatchewan

Consolidated Statements of Financial Position

	At December 31
	2004	2005	2006	2007	2008
			(Thousands)	Restated Note 4
Assets
Current	$1,563,295	$2,093,929	$2,054,238	$2,233,622	$2,758,166
Long-term investments	652,665	657,093	1,006,887	1,164,715	1,008,683
Property, plant and equipment	5,329,223	5,688,140	5,884,049	5,952,302	6,182,050
Other assets	385,351	419,746	256,168	276,667	631,871
Long-term assets of discontinued operations	209,339	389,307	459,820	3,627	8,878
Total Assets	$8,139,873	$9,248,215	$9,661,162	$9,630,933	$10,589,648
Liabilities and Province's Equity
Current	$1,437,491	$1,724,875	$1,581,780	$1,690,770	$1,433,823
Long-term debt	2,977,430	3,217,556	3,491,525	3,226,998	3,712,513
Long-term liabilities from discontinued operations	39,944	460,903	443,767	0	0
Deferred revenue and other liabilities	419,929	468,124	493,653	531,544	823,225
Province of Saskatchewan's Equity	3,265,079	3,376,757	3,650,437	4,181,621	4,620,087
Total Liabilities and Province's Equity	$8,139,873	$9,248,215	$9,661,162	$9,630,933	$10,589,648

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Operations

	For the Period Ended December 31
	2004	2005	2006	2007	2008
			(Thousands)	Restated Note 4
Revenue
Sales of products and services	$3,769,697	$4,155,153	$4,298,900	$4,329,036	$4,651,217
Investment	72,448	89,555	96,816	106,835	173,758
Other	4,117	5,551	10,372	16,299	12,380
Total Revenue	$3,846,262	$4,250,259	$4,406,088	$4,452,170	$4,837,355
Expenses
Operating costs other than
those listed below	$2,723,159	$3,065,619	$3,318,622	$3,235,838	$3,630,696
Interest	248,546	243,939	261,864	264,098	244,997
Amortization of property, plant and equipment	402,461	406,455	428,524	467,626	493,190
Saskatchewan taxes and resource payments	87,342	99,944	100,646	103,004	128,577
Total Expenses	$3,461,508	$3,815,957	$4,109,656	$4,070,566	$4,497,460
Earnings before the following	384,754	434,302	296,432	381,604	339,895
Future income tax (expense) recovery	(26,465)	(35,881)	866	8,036	9,455
Public policy expenditure	(52,046)	0	0	0	0
Non-recurring items	8,023	43,915	18,942	236,622	679,776
Current income tax expenses	0	(20,249)	(1,718)	(1,000)	(673)
Provision for environmental liabilities	0	0	0	(24,077)	(48,217)
Gain (loss) from discontinued operations	(2,205)	(115,422)	126,597	95,151	(3,195)
Net Earnings	$312,061	$306,665	$441,119	$696,336	$977,041

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.	The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan. The foregoing narrative description is unaudited.

2.	Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG-15) of the CICA Handbook is effective for periods beginning on or after November 1, 2004; as a result, the Corporation adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements.

An entity falls under the guidance in AcG-15 and is classified as a variable interest entity (VIE) if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

The Corporation has determined that the following entities fall under the classification of a VIE and have been consolidated in the financial statements:

HARO Financial Corporation (HARO)Meadow Lake Pulp Limited Partnership (MLPLP) Prairie Ventures Limited Partnership (PVF)

Prior to January 1, 2005, the Corporation accounted for HARO as a loan receivable, and MLPLP and PVF using the equity method.

Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $36.3 million. Net income in 2005 increased $10.3 million as a result of the consolidation of VIE’s.

3.	Effective January 1, 2007, the Corporation adopted the accounting recommendations for accounting changes (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506) in accordance with the transitional provisions of the section. The new standard allows for voluntary changes in accounting policy only if they result in the consolidated financial statements providing reliable and more relevant information. New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of section 1506 has had no material impact on these consolidated financial statements.

On January 1, 2007, CIC adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, financial instruments — recognition and measurement, CICA Handbook Section 3861, financial instruments — disclosure and presentation, CICA Handbook Section 1530, comprehensive income, CICA Handbook Section 3865, hedges and CICA Handbook Section 3251, equity. The comparative consolidated financial statements have not been restated.

4.	Effective January 1, 2008, the Corporation adopted the accounting recommendations for capital disclosures (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535) in accordance with the transition provisions of the section. This section requires disclosure of information related to the objectives, policies and processes for managing capital, and particularly whether externally imposed capital requirements have been complied with. As this standard only addresses disclosure requirements, there is no impact on the Corporation’s operating results.

Effective January 1, 2008, the Corporation adopted the accounting recommendations for financial instruments — disclosures (CICA Handbook Section 3862) and financial instruments — presentation (CICA Handbook Section 3863) in accordance with the transition provisions of the sections. These sections replace the existing disclosure and presentation recommendations contained in financial instruments — disclosure and presentation (CICA Handbook Section 3861). The new disclosure standards increase the disclosures related to financial instruments, and the nature, extent and management of the Corporation’s risks arising from financial instruments. The presentation standards carry forward unchanged from the former presentation requirements. As these standards only address disclosure and presentation requirements, there is no impact on the Corporation’s operating results.

Effective January 1, 2008, the Corporation adopted CICA Handbook Section 3031 — Inventories. The new recommendations establish standards for the determination of the cost of inventories and the subsequent recognition as expense, including any write-down to net realizable value and reversals of previous write-downs for increases to net realizable value. Also, guidance is provided related to reclassification of inventory items as property, plant and equipment. The standard requires retrospective application with no restatement of prior year results. Upon the adoption of the new standard, the Corporation began using the weighted average cost method for valuing all natural gas inventories.

5.	Certain of the 2007 comparative figures have been reclassified to conform with the current year’s presentation. Figures for 2004 through 2006 have not been similarly reclassified.

SOURCES OF INFORMATION

        Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “General Revenue Fund Supplementary Financial Information” and “Summary Financial Statements” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Department of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Department of Finance in their official capacities.